ENERGY EAST CORPORATION
                             RGS ENERGY GROUP, INC.

                              FILING TYPE:   U-1/A
                              DESCRIPTION:   AMENDMENT  NO.  1  TO  APPLICATION/
                                             DECLARATION  UNDER  THE  ACT
                              FILING DATE:   MAY 9, 2002
                              PERIOD  END:   N/A

                        PRIMARY  EXCHANGE:   NEW  YORK  STOCK  EXCHANGE
                                             TICKER:   EAS
                                                       RGS

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
ITEM  1.     DESCRIPTION  OF  PROPOSED  MERGER . . . . . . . . . . . . . . . . 1

       A.    INTRODUCTION. . . . . . . . . . . . . . . . . . . . . . . . . . . 1
             1.  General  Request. . . . . . . . . . . . . . . . . . . . . . . 2
             2.  Overview  of  the  Merger . . . . . . . . . . . . . . . . . . 3

       B.    DESCRIPTION  OF  THE  PARTIES  TO  THE  MERGER. . . . . . . . . . 3
             1.  Energy  East. . . . . . . . . . . . . . . . . . . . . . . . . 3
             2.  RGS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8

       C.    DESCRIPTION  OF  THE  MERGER. . . . . . . . . . . . . . . . . . .10

       D.    MANAGEMENT  AND  OPERATION  OF THE COMPANIES
             FOLLOWING THE MERGER. . . . . . . . . . . . . . . . . . . . . . .11

ITEM  2.     FEES,  COMMISSIONS  AND  EXPENSES . . . . . . . . . . . . . . . .12

ITEM  3.     APPLICABLE  STATUTORY  AND  REGULATORY  PROVISIONS. . . . . . . .13

       A.    SECTION  9(A)(2). . . . . . . . . . . . . . . . . . . . . . . . .16

       B.    SECTION  10(B). . . . . . . . . . . . . . . . . . . . . . . . . .18
             1.  Section  10(b)(1) . . . . . . . . . . . . . . . . . . . . . .18
             2.  Section  10(b)(2) . . . . . . . . . . . . . . . . . . . . . .21
             3.  Section  10(b)(3) . . . . . . . . . . . . . . . . . . . . . .24
       C.    SECTION  10(c). . . . . . . . . . . . . . . . . . . . . . . . . .26
             1.  Acquisition  Must  be  Lawful . . . . . . . . . . . . . . . .26
             2.  Combination and Integration of Electric Utility Operations. .27
             3.  Combination  of  Gas  Utility  Operations . . . . . . . . . .34
             4.  Economies and Efficiencies from the Merger (Section 10(c)(2))45
             5.  Retention  of  Non-Utility  Businesses. . . . . . . . . . . .49

       D.    SECTION  10(F). . . . . . . . . . . . . . . . . . . . . . . . . .51

       E.    POST-MERGER CORPORATE STRUCTURE: INTERMEDIATE HOLDING COMPANY . .52

ITEM  4.     REGULATORY  APPROVALS . . . . . . . . . . . . . . . . . . . . . .54

       A.    ANTITRUST . . . . . . . . . . . . . . . . . . . . . . . . . . . .54

       B.    FEDERAL  POWER  ACT . . . . . . . . . . . . . . . . . . . . . . .54

       C.    ATOMIC  ENERGY  ACT . . . . . . . . . . . . . . . . . . . . . . .55

       D.    TELECOMMUNICATIONS  ACT . . . . . . . . . . . . . . . . . . . . .55

       E.    STATE  PUBLIC  UTILITY  REGULATION. . . . . . . . . . . . . . . .55

ITEM  5.     PROCEDURE . . . . . . . . . . . . . . . . . . . . . . . . . . . .55

ITEM  6.     EXHIBITS  AND  FINANCIAL  STATEMENTS. . . . . . . . . . . . . . .55

       A.    EXHIBITS  . . . . . . . . . . . . . . . . . . . . . . . . . . . .55

       B.    FINANCIAL  STATEMENTS . . . . . . . . . . . . . . . . . . . . . .57

ITEM  7.     INFORMATION  AS  TO  ENVIRONMENTAL  EFFECTS . . . . . . . . . . .57

                                Filed May 9, 2002

                                No.
                                   --------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 1 TO
                                    FORM U-1

                             APPLICATION/DECLARATION

              UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                             Energy East Corporation
                  P. O. Box 12904, Albany, New York 12212-2904

                             RGS Energy Group, Inc.
                 89 East Avenue, Rochester, New York 14649-0002

                  (Name of companies filing this statement and
                     address of principal executive offices)

Kenneth  M.  Jasinski                      Thomas  S.  Richards
Executive  Vice  President  and            Chairman,  President  and  Chief
  Chief Financial  Officer                   Executive  Officer
Energy  East  Corporation                  RGS  Energy  Group,  Inc.
P.O.  Box  12904                           89  East  Avenue
Albany,  New  York  12212-2904             Rochester,  New  York  14649-0002
Telephone:  (518) 434-3049                 Telephone:  (716) 546-2700

                   (Names and addresses of agents for service)

       The Commission is requested to send copies of all notices, orders and communications to:

Adam  Wenner,  Esq.                        Frank  Lee,  Esq.
Vinson  &  Elkins  L.L.P.                  Huber Lawrence & Abell
1455  Pennsylvania  Avenue,  N.W.          605  Third  Avenue
Washington,  D.C.  20004-1008              New  York,  New  York  10158
Telephone:  (202) 639-6533                 Telephone:  (212) 682-6200

     The Form U-1 Application/Declaration in this proceeding originally filed with the Securities and Exchange Commission on June 20, 2001, is hereby amended and restated in its entirety as follows:

ITEM  1.     DESCRIPTION  OF  PROPOSED  MERGER

A.   INTRODUCTION

     This Application/Declaration seeks approvals relating to the proposed combination of Energy East Corporation ("Energy East") with RGS Energy Group, Inc. ("RGS") (collectively the "Companies") pursuant to which RGS will become a direct subsidiary of Energy East (the proposed combination is referred to as the "Merger"). Energy East has registered with the Securities and Exchange Commission (the "SEC" or "Commission") as a holding company under Section 5 of the Public Utility Holding Company Act of 1935 (the "Act").

     The Merger is expected to produce substantial benefits to the public, investors and consumers, and the Merger meets all applicable standards of the Act. The Companies estimate total cost savings resulting from joint management of procurement, information technology and other administrative and general areas at approximately $50 million per year, with an anticipated total of approximately $533 million of estimated net cost savings over the ten-year period 2002-2011. The Companies believe that the Merger will allow shareholders and consumers to participate in a larger, financially stronger company that, through a combination of the capital, management, and technical expertise of both Companies, will be a viable competitor in the rapidly evolving market for energy and energy services, will be able to achieve increased financial stability and strength, greater opportunities for earnings growth, reduction of operating costs, efficiencies of operation, better use of facilities for the benefit of customers, improved ability to use new technologies, greater retail and industrial sales diversity, and optimization of their respective portfolios of gas supply and transportation through joint management. The Companies believe the Merger will significantly improve the competitive positions of their utility subsidiaries and create greater opportunities for growth.

     Additionally, the Merger will result in benefits to the public, investors and consumers by allowing Energy East, through the acquisition of RGS, to become a larger, financially stronger company that will have the combined resources, experience and talent to focus on providing high-quality and cost-efficient energy and delivery products and services to customers in the Northeast. In the last few years, industry and regulators have begun implementing a transition to competitive wholesale and retail markets in New York State and elsewhere in the country. The stronger organization resulting from the Merger should enhance the ability of the utilities to provide high-quality service to their customers during the volatile period of transition to full competition.

     Moreover, the Merger will join two companies with similar management approaches and similar business objectives. The utility subsidiaries of Energy East and RGS operate in comparable service territories and are subject to regulation by state commissions that have been engaged in restructuring utility operations and aggressively pursuing retail competition policies for the past several years. Open retail access is available today on the electric transmission and distribution systems of the Companies' three principal electric utility company subsidiaries,

Central Maine Power Company ("Central Maine Power"), New York State Electric & Gas Corporation ("NYSEG"), and Rochester Gas and Electric Corporation ("RG&E").

     This Application/Declaration will show that the Merger fits within existing Commission precedent and is made possible, applying the standards of the Act, by reason of significant legislative, regulatory and technological changes that have occurred in the electric and gas utility industries in recent years. Approving the Merger as requested will not result in any of the harms Congress sought to prevent by adopting the Act and will be consistent with the requirements of the Act.

     The Act was intended, among other things, to prevent the evils that arise "when the growth and extension of holding companies bears no relation to the economy of management and operation or integration and coordination of related operating properties." In contrast, post-Merger Energy East will exemplify the growth that promotes economies and coordination of related operating properties within a single region in a manner consistent not only with the policies of the Act, but also with the policies of both the Federal Energy Regulatory Commission (the "FERC") and state regulatory initiatives. Moreover, as discussed in detail below, by placing two interconnected utilities under common ownership, the Merger will increase the efficiency of the competitive markets in the State of New York and in the northeast United States, thereby "serv(ing) the public interest by tending toward the economical and efficient development of an integrated public utility system."

     The shareholders of RGS approved the Merger with Energy East at a meeting held on June 15, 2001. Energy East and RGS have submitted applications requesting approval of the Merger and/or related matters to the appropriate state and federal regulators, including the New York Public Service Commission ("NYPSC"), the FERC, the Nuclear Regulatory Commission ("NRC"), and the Federal Communications Commission ("FCC"). Energy East and RGS have also made the required filings with the Antitrust Division of the U.S. Department of Justice ("DOJ") and the Federal Trade Commission ("FTC") under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"). See Exhibits D-1 through D-8 and Item 4 below for additional detail regarding these regulatory approvals. Favorable responses have been received from each of these regulators.

          1.     General  Request
                 ----------------

     Pursuant to Sections 9(a)(2) and 10 of the Act, Energy East hereby requests authorization and approval of the Commission to acquire, by means of the Merger, 100% of the issued and outstanding common shares of RGS. A chart of the proposed corporate structure of Energy East following consummation of the Merger is attached hereto as Exhibit E-4. Energy East also hereby requests that the Commission approve:

      (i) the operation of post-Merger Energy East as a combination electric and gas utility holding company;

      (ii) the acquisition by Energy East of the non-utility activities, businesses and investments of RGS;

      (iii)    the  acquisition  of  shares  of  common  stock  of NYSEG by RGS;

      (iv)    the  acquisition  by  Eagle  Merger  Corp.  ("Eagle")  of  RGS;

      (v)     the  acquisition  of  shares  of  Eagle  by  Energy  East;

      (vi) the retention by Energy East of RGS as an intermediate holding company; and

      (vii)    the  exemption  of  RGS from all provisions of the Act except for
Section  9(a)(2).

          2.     Overview  of  the  Merger
                 -------------------------

     Pursuant to an Agreement and Plan of Merger, dated as of February 16, 2001 (the "Merger Agreement"), RGS will be merged with and into Eagle, a New York corporation, which will be a wholly-owned subsidiary of Energy East at the effective time of the Merger, with Eagle being the surviving corporation. Eagle will continue to conduct RGS's businesses under the name "RGS Energy Group, Inc." as a direct, wholly-owned subsidiary of Energy East. Subject to regulatory approval, Energy East will purchase all common shares of RGS for $39.50 in cash per share, shares of Energy East common stock valued at $39.50 (subject to restrictions on the maximum and minimum number of shares of energy East common stock to be issued) or a combination of cash and Energy East common stock. Each RGS shareholder would be able to elect the form of consideration that such shareholder wishes to receive, subject to proration, so that 55 percent of the RGS shares would be exchanged for cash and 45 percent would be exchanged for Energy East common stock. Energy East will also assume approximately $1.0 billion of RGS debt. The Merger Agreement is incorporated by reference as Exhibit B-1 hereto.

     As a result of these transactions, RGS will become a direct subsidiary of Energy East. RG&E and the non-regulated subsidiaries of RGS will continue as subsidiaries of RGS and will become indirect subsidiaries of Energy East. As soon as practicable after the effective time of the Merger (but in no event later than five days following the effective time), Energy East will transfer all of NYSEG's common stock to RGS, so that NYSEG and RG&E can be operated under a combined management structure.

B.   DESCRIPTION  OF  THE  PARTIES  TO  THE  MERGER

          1.     Energy  East
                 ------------

     Energy East is currently a registered public utility holding company,(1) and neither owns nor operates any physical properties. Through its subsidiaries, Energy East is an energy services and delivery company with operations in New York, Connecticut, Massachusetts, Maine and New Hampshire, serving 1,419,000 electricity customers and 614,000 natural gas customers. Energy East has corporate offices in New York and Maine. Energy East's common stock is publicly traded on the New York Stock Exchange under the symbol "EAS." Energy East's principal executive offices are located at P. O. Box 12904, Albany, New York. In 2001, approximately 67% of Energy East's operating revenue was derived from electricity deliveries, while approximately 27% of its operating revenue was derived from natural gas deliveries. On


--------------------------------
1 Energy East registered with the Commission under Section 5 of the Act following its acquisition of CMP Group, CTG Resources and Berkshire Energy.

May 1, 1998, Energy East became the parent of NYSEG.(2) On February 8, 2000, Energy East became the parent of Connecticut Energy Corporation ("Connecticut Energy"),(3) and on September 1, 2000, Energy East became the parent of CMP Group, Inc., CTG Resources, Inc. ("CTG Resources") and Berkshire Energy Resources ("Berkshire Energy").(4)

     As described below, Energy East holds direct or indirect interests in eight public utility companies, each of which is wholly-owned by companies within the Energy East system unless otherwise noted: (1) NYSEG, (2) Central Maine Power;
(3) Maine Electric Power Company, Inc. ("MEPCo") (78.3% voting interest held by Central Maine Power); (4) NORVARCO (50% partnership interest in Chester SVC Partnership, an electric utility company under the Act); (5) Maine Natural Gas Corporation, (6) Connecticut Natural Gas Corporation, (7) The Berkshire Gas Company and (8) The Southern Connecticut Gas Company (collectively, the "Energy East Utility Subsidiaries").

               (a)     Public  Utility  Operations  of  Energy  East

     New  York  State  Electric  &  Gas  Corporation
     -----------------------------------------------

     NYSEG, a regulated public utility incorporated under the laws of the State of New York, is a combination electric and gas utility providing delivery service to approximately 829,000 electricity customers and approximately 250,000 natural gas customers. NYSEG has divested substantially all of its generating assets. It retains several hydroelectric facilities with an aggregate capacity of 61 MW, two internal combustion facilities with an aggregate capacity of 9 MW, non-utility generation ("NUG") contracts and contracts pursuant to which the New York Power Authority ("NYPA") sells power to NYSEG. NYSEG has sold its 18% ownership interest in the Nine Mile Point Unit 2 nuclear plant ("NMP2"). NYSEG is engaged in the business of transmitting and distributing electricity and transporting, storing and distributing natural gas.

     NYSEG's service territory, 99% of which is located outside the corporate limits of cities, is in the central, eastern and western parts of the State of New York. NYSEG's service territory has an area of approximately 20,000 square miles and a population of 2,500,000. The larger cities in which NYSEG serves both electricity and natural gas customers are Binghamton, Elmira, Auburn, Geneva, Ithaca and Lockport, New York. The service territory reflects a diversified economy, including high-tech firms, light industry, colleges and universities, agriculture and recreational facilities. No customer accounts for more than 5% of either electric or natural gas revenues. During the period 1999 through 2001, approximately 83% of NYSEG's operating revenue was derived from electricity deliveries, with the balance derived from natural gas service.


--------------------------------
(2)  Energy  East  Corporation,  et  al.,  HCAR  No.  26834  (Mar.  4,  1998).
(3)  Energy  East  Corporation,  et  al.,  HCAR  No.  27128  (Feb.  2,  2000).
(4) Energy East Corporation, et al., HCAR No. 27224 (Aug. 31, 2000) (the "CMP Order").

     NYSEG is engaged almost entirely in the transmission and distribution of electricity and the distribution of natural gas. As of December 31, 2001, NYSEG's electric transmission system consisted of approximately 4,384 circuit miles of line. NYSEG's electric distribution system consisted of 34,027 pole-miles of overhead lines and 2,321 miles of underground lines. NYSEG has transferred control of its transmission system to the New York Independent System Operator ("NYISO").(5) The NYISO, an independent operator of utilities' transmission systems, operates the transmission systems of all of the public utility systems in New York.

     Central  Maine  Power  Company
     ------------------------------

     Central Maine Power is engaged in transmitting and distributing electricity generated by others to retail customers in Maine. Central Maine Power is the largest transmission and distribution electric utility in Maine and serves approximately 555,000 customers in its 11,000 square-mile service area in southern and central Maine. Central Maine Power had approximately $815 million in consolidated electric operating revenues in the twelve month period ended December 31, 2001. Central Maine Power, a utility subsidiary wholly owned by CMP Group, is subject to the regulatory authority of the MPUC and FERC. CMP Group is an intermediate holding company subject to regulation under the Act as a subsidiary of a registered holding company and exempt from registration pursuant to Section 3(a)(2) of the Act.(6)

     Central Maine Power has divested and/or relinquished control over all of its generating assets and purchase power contracts and now functions as an electric transmission and distribution utility. Central Maine Power has sold its hydroelectric, fossil and biomass generating assets.(7) It has sold its entitlements to purchase capacity and energy under the NUG contracts, and from its 4.25% interest in the Vermont Yankee nuclear plant ("Vermont Yankee"), as well as its entitlement in a firm energy contract with Hydro Quebec. The sales of generating capacity and entitlements to purchase capacity and energy under NUG contracts, nuclear interests and the Hydro Quebec contract were conducted pursuant to the requirements of Maine's electric utility restructuring legislation and MPUC Rules and Regulations.(8) As of March 1, 2000, Central Maine Power no longer controls generation resources. Also beginning March 1, 2000, all retail electric consumers in Maine were authorized to choose their electric supplier. Under Maine law, Central Maine Power is unable to serve retail customers except through the creation of a marketing affiliate or as directed by the MPUC. CMP Group has elected not to take the steps required under Maine's electric utility restructuring legislation to participate, through an affiliate, as a retail electric supplier. Under an order of the MPUC, Central Maine Power is required to arrange standard offer energy service for its medium and large commercial and


--------------------------------
5    Central Hudson Gas & Electric Corp., et al., 87 F.E.R.C.  P. 61,135 (1999).

6 Energy East Corporation, et al., HCAR No. 27224 (Aug. 31, 2000) (the "CMP Order").

7 Central Maine Power sold these assets to a non-affiliated third party, FPL Energy, a subsidiary of FPL Group.

8  35-A  M.R.S.A.  S  3204;  and  Chapt.  307  MPUC  Rules  and  Regulations.

industrial customers who do not select an electricity supplier. Central Maine Power has arranged service for those classes.

     As of December 31, 2001, Central Maine Power's electric transmission system consisted of approximately 2,546 circuit miles of line. Its electric distribution system consisted of 21,948 pole miles of overhead lines and 139 miles of underground lines. Central Maine Power is a member of the New England Power Pool ("NEPOOL") and has transferred control over its pool transmission facilities ("PTF") system to ISO New England Inc. ("ISO-NE").(9) It maintains high-voltage connections with other electric systems at the New Hampshire and New Brunswick, Canada borders.

     MEPCo  and  NORVARCO
     --------------------

     Central Maine Power has two electric utility subsidiaries which are organized and operate exclusively in Maine: MEPCo and NORVARCO. (Central Maine Power, MEPCo and NORVARCO are referred to collectively as the "CMP Electric Utilities.") MEPCo owns and operates a 345kV transmission interconnection between the Maine-New Brunswick, Canada international border at Orient, Maine. Central Maine Power owns a 78.3% voting interest in MEPCo, with the remaining interests owned by two other Maine utilities. NORVARCO holds a 50% general partnership interest in Chester SVC Partnership, a general partnership which owns a static var compensator located in Chester, Maine, adjacent to MEPCo's transmission interconnection.

     Other  Nuclear  Interests
     -------------------------

     Central Maine Power owns a 38% voting interest in Maine Yankee Atomic Power Company, which owns the Maine Yankee nuclear electric generating plant in Wiscasset, Maine. Maine Yankee's plant was permanently shut down on August 6, 1997. Central Maine Power also holds (i) a 9.5% voting interest in Yankee Atomic Electric Company, which has permanently shut down its plant located in Rowe, Massachusetts, and (ii) a 6% interest in Connecticut Yankee Atomic Power Company, which has permanently shut down its plant in Haddam, Connecticut. Finally, Central Maine Power also holds a 4.25% utility interest in Vermont Yankee Nuclear Corporation, which owns an operating nuclear plant in Vermont.

     Maine  Natural  Gas  Corporation
     --------------------------------

     Maine Natural Gas Corporation ("Maine Gas"), formerly CMP Natural Gas, L.L.C., was established to furnish natural gas distribution service, on a non-exclusive basis, in certain areas of Maine, including, among others, the Bethel, Windham, Augusta, Waterville and Bangor metropolitan areas, and the coastal area, including Brunswick and Bath. Maine Gas began to


--------------------------------
9    New  England Power Pool, 79 F.E.R.C.  P. 61,374 (1997). ISO-NE operates the transmission systems of all of the public utility system in New England. A description of ISO-NE appears in Item 3.C.2.(b).(ii).

provide service to retail customers in May 1999. Maine Gas is a wholly-owned subsidiary of Energy East Enterprises, Inc., a wholly-owned subsidiary of Energy East.

     Connecticut  Natural  Gas  Corporation
     --------------------------------------

     Connecticut Natural Gas Corporation ("CNGC") distributes gas to approximately 150,000 customers in 22 Connecticut communities, principally in the Hartford-New Britain area and Greenwich. CNGC's gas distribution business is subject to regulation by the DPUC as to franchises, rates, standards of service, issuance of securities, safety practices and certain other matters. Retail sales of gas by CNGC and deliveries of gas owned by others are made pursuant to rate schedules and contracts filed with and subject to DPUC approval. CNGC is a utility subsidiary wholly owned by CTG Resources. CTG Resources is an intermediate holding company subject to regulation under the Act as a subsidiary of a registered holding company and exempt from registration pursuant to Section 3(a)(1) of the Act.(10)

     The  Berkshire  Gas  Company
     ----------------------------

     The Berkshire Gas Company ("Berkshire Gas") sells and distributes natural gas to approximately 35,000 retail customers in 20 communities in western Massachusetts. Berkshire Gas operates a natural gas distribution pipeline comprising some 715 miles of natural gas distribution mains. Berkshire Gas is subject to regulation by the Massachusetts Department of Telecommunications and Energy ("MDTE"). Berkshire Gas is a "natural gas company" under Section 2(6) of the Natural Gas Act, 15 U.S.C. Sec. 717(a)(6), with respect to certain sales for resale of natural gas. Berkshire Gas has secured a "blanket certificate" for such transactions from the FERC. Berkshire Gas is a utility subsidiary wholly owned by Berkshire Energy. Berkshire Energy is an intermediate holding company subject to regulation under the Act as a subsidiary of a registered holding company and exempt from registration pursuant to Section 3(a)(1) of the Act.(11)

     The  Southern  Connecticut  Gas  Company
     ----------------------------------------

     The Southern Connecticut Gas Company ("Southern Connecticut Gas"), a public service company incorporated under the laws of the State of Connecticut, is engaged in the retail distribution of natural gas for residential, commercial and industrial users and the transportation of natural gas for commercial and industrial users. Southern Connecticut Gas is a "gas utility company" as defined in Section 2(a)(4) of the Act. Southern Connecticut Gas serves approximately 169,000 customers in the State of Connecticut, primarily in 22 towns along the southern Connecticut coast from Westport to Old Saybrook, which include the urban communities of Bridgeport and New Haven. Southern Connecticut Gas is the sole distributor of natural gas, other than bottled gas, in its service area. Southern Connecticut Gas is a utility subsidiary wholly-owned by Connecticut Energy. Connecticut Energy is an intermediate holding


--------------------------------
10  Energy  East  Corporation,  et  al.,  HCAR  No.  27224  (Aug. 31, 2000).

11  Id.

company subject to regulation under the Act as a subsidiary of a registered holding company and exempt from registration pursuant to Section 3(a)(1) of the Act.(12)

               (b)     Non-Utility  Affiliates  of  Energy  East

     Energy East also has a number of direct and indirect subsidiaries that are not "public utility companies" under the Act. With certain minor exceptions, the Commission determined that these non-utility interests could be retained by Energy East following its registration as a public utility holding company.(13) Energy East's direct non-utility subsidiaries are: (1) Berkshire Energy, the parent of Berkshire Gas; (2) CMP Group, whose subsidiaries include Central Maine Power and Mainecom Services, a telecommunications service provider; (3) Connecticut Energy, the parent of Southern Connecticut Gas; (4) CTG Resources, the parent of CNGC; (5) The Energy Network, Inc., whose subsidiaries focus on peaking generation, energy services and telecommunications; (6) Energy East Enterprises, Inc., which owns natural gas and propane air distribution companies and is developing gas storage in upstate New York;(14) (7) Energy East Management Corporation ("EE Management"), a management services company; (15) and (8) Energy East Capital Trusts I and II, statutory business trusts. Energy East's non-utility subsidiaries are listed and described at Exhibit H-1.

     For the twelve months ended December 31, 2001, electric revenues of approximately $2,504,896,000 and natural gas revenues of approximately $1,026,124,000 accounted for approximately 67% and 27%, respectively, of Energy East's consolidated gross utility revenues. Energy East's utility operating income and utility net income available for common stock were $642,939,000 and $246,720,000, respectively. Consolidated assets of Energy East and its subsidiaries as of December 31, 2001, were approximately $7.3 billion, consisting of $3.6 billion in net utility plant and $3.7 billion in other utility and non-utility assets. For the twelve months ended December 31, 2001, consolidated operating revenues, operating income and net income for Energy East and its subsidiaries were approximately $3,759,787,000, $636,888,000, and $187,607,000, respectively.

          2.  RGS
              ---

     RGS is the parent company of RG&E, a gas and electric utility serving upstate New York. Incorporated in 1998 in the State of New York, RGS became the holding company for RG&E on August 2, 1999. RGS is a public utility holding company by virtue of its owning all of the common shares of stock of RG&E, a public utility company as defined in the Act. RGS, through its subsidiaries, is an energy generation and delivery, products and services company with operations in New York. RGS common stock is publicly traded on the New York Stock Exchange under the symbol "RGS." RGS's principal executive offices are located at


--------------------------------
12  Id.

13  Id.

14  Energy East Corporation, et al., HCAR No. 26976 (Feb. 12, 1999).

15  Energy East Corporation, et al., HCAR No. 27248 (Oct. 13, 2000).

89 East Avenue, Rochester, New York 14649-0002. Pursuant to a Commission order granting its request for an exemption under Section 3(a)(1) of the Act, RGS is currently exempt from all provisions of the Act, except Section 9(a)(2).(16)

               (a)     Public  Utility  Operations  of  RGS

     RG&E
     ----

     RG&E is engaged principally in the business of generating, purchasing, transmitting and distributing electricity, and purchasing, transporting and distributing natural gas. RG&E's three major generating facilities are its Ginna Nuclear Plant and two fossil fuel generating stations, the Russell and Allegany Stations. In terms of capacity, these comprise 55%, 29% and 7%, respectively, of RG&E's current electric generating system. RG&E sold its share of NMP2.

     RG&E's service territory is in upstate New York in parts of nine counties. RG&E's service territory has an area of approximately 2,700 square miles and a population of one million people. RG&E provides delivery service to approximately 353,000 electric customers and 289,000 natural gas customers. The larger cities in which RG&E serves both electricity and natural gas customers are Rochester and Canandaigua. During 1999 through 2001, approximately 68% of RG&E's operating revenue was derived from electric service with the balance derived from natural gas service, liquid fuels and other services. At December 31, 2001, RG&E had 1,993 employees.

               (b)     Non-Utility  Affiliates  of  RGS

     RGS also holds a number of direct and indirect subsidiaries that are not "public utility companies" under the Act. Active RGS non-utility subsidiaries are as follows, with additional information regarding these, as well as RGS's inactive non-utility companies, filed at Exhibit H-2 hereto.

     Energetix,  Inc.
     ----------------

     Energetix, Inc. ("Energetix"), a wholly-owned subsidiary of RGS, offers electricity and natural gas services to retail customers throughout New York State. Energetix has authorization from the FERC to engage in sales for resale of electricity at market-based rates,(17) and is a customer of the NYISO.
Energetix  owns  no  generation,  transmission  or  distribution  facilities.

     Subsidiary companies under Energetix's control include Griffith Oil Co., Inc., an oil and propane distribution company in New York State, and Avrimac Corporation, which through its subsidiaries sells propane and a limited selection of electric and gas appliances in western and central New York. Energetix and its subsidiary companies have 602 employees and operate 29 customer service centers.


--------------------------------
16 Rochester Gas and Electric Holdco, HCAR No. 26991 (Mar. 16, 1999). As discussed infra, Energy East requests that, following the Merger, RGS retain its
Section  3(a)(1)  exemption.

17  Rochester Gas & Electric Corp.,  80 F.E.R.C. P. 61,284 (1997).

     RGS  Development  Corporation
     -----------------------------

     In 1998, the Company formed RGS Development Corporation ("RGS Development") to pursue unregulated business opportunities in the energy marketplace. RGS Development provides energy systems development and management services.

     Insurance  and  Investment  Interest
     ------------------------------------

     RG&E is a member of the Nuclear Electric Insurance Limited. RG&E's account balance at Nuclear Electric Insurance Limited as of December 31, 2000 was $42,556,000. While RG&E is a member of this insurance company, that company's by-laws do not recognize its members as having an ownership interest in the company.

     For  the  twelve  months  ended  December  31,  2001,  electric revenues of approximately $728,099,000 and gas revenues of approximately $311,377,000 accounted for approximately 70% and 30%, respectively, of RGS's consolidated gross utility revenues. RGS's utility operating income and utility net income available for common stock were $134,565,000 and $69,950,000, respectively. Consolidated assets of RGS and its subsidiaries as of December 31, 2001, were approximately $2.5 billion, consisting of $1.2 billion in net utility plant and $1.3 billion in other utility and non-utility assets. For the twelve months ended December 31, 2001, consolidated operating revenues, operating income and net income for RGS and its subsidiaries were approximately $1,530,492,000, $137,328,000 and $73,040,000, respectively.

C.   DESCRIPTION  OF  THE  MERGER

     Pursuant to the Merger Agreement, RGS will merge with and into Eagle, with Eagle being the surviving corporation. Eagle will continue to conduct RGS's businesses under the name "RGS Energy Group, Inc." as a direct, wholly-owned subsidiary of Energy East. Subject to regulatory approval, Energy East will purchase all common shares of RGS for $39.50 in cash per share, shares of Energy East common stock valued at $39.50 (subject to restrictions on the maximum and minimum number of shares of Energy East common stock to be issued) or a combination of cash and Energy East common stock. Energy East will also assume approximately $1.0 billion of RGS debt.(18)


--------------------------------
18 On September 12, 2000, the Commission issued an order (the "Financing Order") authorizing (1) ongoing financing activities of Energy East and its subsidiaries; (2) intrasystem extensions of credit; (3) the creation, acquisition or sale of non-utility subsidiaries; (4) the payment of dividends out of capital and unearned surplus; and (5) other related matters pertaining to Energy East and its subsidiaries. On November 15, 2001, Energy East submitted Post-Effective Amendment No. 1 to its Form U-1 relating to the acquisition of CMP Group. That application is currently pending before the Commission. The authorizations granted in the Financing Order are sufficient to enable Energy East to complete the Merger, and thus Commission action on Post-Effective Amendment No. 1 is not required for Energy East prior to the closing of the Merger. See Energy East Corp., et al., HCAR No. 35-27228, 70-9609, Order
         ---
Authorizing  Various
                                                             (continued . . . .)

     As a result of these transactions, RGS will become a direct subsidiary of Energy East. RG&E and the non-public utility subsidiaries of RGS will continue as subsidiaries of RGS and will become indirect subsidiaries of Energy East. As soon as practicable after the effective time of the Merger (but in no event later than five days following the effective time), Energy East will transfer all of NYSEG's common stock to RGS, so that NYSEG and RG&E can be operated under a combined management structure.

     Under the terms of the Merger Agreement, each outstanding share of RGS common stock will be converted into the right to receive: (i) $39.50 in cash;
(ii) a number of shares of Energy East common stock valued at $39.50, so long as Energy East's common stock price is between $16.57 and $22.41; or (iii) a combination of cash and Energy East common stock. Each RGS shareholder would be able to elect the form of consideration they wish to receive, subject to proration so that 55% of the RGS shares would be exchanged for cash, and 45% would be exchanged for Energy East common stock.(19)

     Each RGS share converted into Energy East common stock would receive not less than 1.7626 and not more than 2.3838 shares of Energy East common stock, depending on the average closing price of Energy East common stock during a 20-day trading period ending two trading days prior to the effective time of the Merger. For example, based on Energy East's closing price of $21.00, RGS Energy shareholders who choose to receive Energy East common stock would receive 1.8810 Energy East shares for each RGS Energy share.

     To carry out the Merger, Energy East expects to pay RGS shareholders approximately $750 million in cash consideration. Energy East anticipates funding the cash consideration with the proceeds from the issuance of long-term debt and trust preferred securities.

D.   MANAGEMENT  AND  OPERATION  OF  THE  COMPANIES  FOLLOWING  THE  MERGER

     Commencing at the effective time of the Merger, and continuing until his successor is duly elected, Thomas S. Richards will be an Executive Vice
President  of  Energy  East,  Chairman,
--------------------------------
(continued . . . .)
External and Intrasystem Financing Transactions and Reservation of Jurisdiction (Sept. 12, 2000).

19 If RGS shareholders owning more than 55% of RGS shares elect to receive cash, the number of RGS shares converted into cash will be less than the number elected. Similarly, if RGS shareholders owning more than 45% of RGS shares elect to receive Energy East shares, the number of RGS shares converted into stock will be less than the number elected. For tax reasons more fully explained in the Merger Agreement, Energy East may have to increase the number of RGS shares converted into Energy East shares and decrease the number of RGS shares converted into cash. In the alternative, RGS may elect under some circumstances to have the Merger restructured so that Eagle would merge with and into RGS (in a transaction that would be fully taxable to RGS shareholders), and RGS would be the surviving company.

President and Chief Executive Officer of RGS and Chairman and Chief Executive Officer of NYSEG and RG&E.

     At the effective time of the Merger, the Energy East Board of Directors will be increased by three members, and the three new members will be Mr. Richards and two RGS outside directors. The remaining members of the RGS Board immediately prior to the Merger will form an Advisory Board to the Board of Directors of RGS.

     The Board of Directors of RGS will consist of three members: Wesley W. von Schack, the Chairman, President and Chief Executive Officer of Energy East; Kenneth M. Jasinski, the Executive Vice President and Chief Financial Officer of Energy East; and Mr. Richards. The post-Merger Board of Directors of NYSEG will consist of four members: its three present members - Mr. von Schack, Ralph R. Tedesco and Mr. Jasinski - plus Mr. Richards. The post-Merger Board of Directors of RG&E will consist of Mr. von Schack, Mr. Jasinski, Mr. Richards and a fourth member to be named by RGS. Mr. Richards will be Chairman and Chief Executive Officer of RG&E and NYSEG.

     Following the Merger, Energy East's corporate headquarters will remain in Albany, New York. The corporate headquarters of RGS, NYSEG and RG&E will be in Rochester, New York and the operations center for NYSEG will remain in Binghamton, New York. EE Management, an Energy East subsidiary which provides procurement, information services, and other administrative and general services,(20) will also be headquartered in Rochester and will have at least 40 employees in Rochester, New York.

ITEM 2.     FEES,  COMMISSIONS  AND  EXPENSES

     The fees, commissions and expenses to be paid or incurred, directly or indirectly, by the Companies in connection with the Merger, including the solicitation of proxies, the payment of legal and investment banker fees and other related matters are estimated as follows:

     Commission  filing  fee  for  Proxy  Statement                 $   128,887
     Accountants'  fees                                                 200,000
     Legal  fees  and  expenses                                       6,300,000
     Shareholder  communication  and  proxy  solicitation               300,000
     Investment  bankers'  fees  and  expenses                       12,800,000
     Consulting  fees  related  to  the  Merger                         750,000
     Expenses related to integrating the operations of the merged
       company  and  miscellaneous                                    9,621,113
                                                                      ---------
     TOTAL . . . . . . . . . . . . . . . . . . . . . . . . . .     $ 30,100,000
                                                                   ============

--------------------------------
20 EE Management is a Commission-authorized service company for the Energy East holding company system. The Commission authorized EE Management's intra-system service transactions on October 13, 2000. Energy East Corporation, et al., HCAR No. 27248 (Oct. 13, 2000).

ITEM  3.     APPLICABLE  STATUTORY  AND  REGULATORY  PROVISIONS

     The following sections of the Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the proposed Merger:

Section of the Act   Transactions to which section or rule is or may be applicable
-------------------  -------------------------------------------------------------

9(a)(2), 10          Acquisition by Energy East of RGS; acquisition indirectly by
                     Energy East of common stock of public utility subsidiary of RGS;
                     acquisition by RGS of common stock of NYSEG; acquisition by
                     Energy East of shares of Eagle.

8, 11(b)             Retention by Energy East of its existing retail gas utility operations;
                     retention by Energy East of non-utility businesses of RGS; and
                     operation of Energy East as a combination electric and gas utility holding company.

11(b)(2) Retention by Energy East of RGS as an intermediate holding company.

3(a)(1)              Exemption of RGS from all provisions of the Act except for
                     Section 9(a)(2).

Rules
-----

53-54 Transactions involving electric wholesale generators ("EWGs") and/or foreign utility companies ("FUCOs")

58                   Retention by Energy East of non-utility businesses of RGS.

80-92                Affiliate transactions, generally.

     To the extent that other sections of the Act are deemed applicable to the Merger, such sections should be considered to be set forth in this Item 3.

     Background
     ----------

     As discussed in more detail below, the RGS and Energy East electric systems are directly interconnected, and the Merger satisfies all of the Commission's other requirements to constitute an electric integrated public utility system within the meaning of Sections (2)(A)(29) and 10(c)(2) of the Act. Moreover, new market dynamics and the Commission's current criteria regarding what constitutes the economical and efficient development of an integrated public utility system further support the Commission's approval of the Merger. The
Commission has long recognized that as the industry changes -- by means of technological development and by reason of new laws and regulations -- the Commission faces the task of applying the requirements of the Act in light of these changing conditions. Such changes since 1935 have made it possible for larger and geographically more diverse companies to satisfy the standards of the Act.(21)

     In recent years the Commission has emphasized that the Act "creates a system of pervasive and continuing economic regulation that must in some measure at least be fashioned from time to time to keep pace with changing economic and regulatory climates."(22) The Commission has attempted to "respond flexibly to the legislative, regulatory and technological changes that are transforming the structure and shape of the utility industry," as recommended by Division of Investment Management (the "Staff") in its report issued in June 1995 entitled "The Regulation of Public Utility Holding Companies" (the "1995 Report"). Indeed, with specific reference to the integration requirements of the Act, the 1995 Report explains:

     The statute recognizes . . . that the application of the integration standard must be able to adjust in response to changes in "the state of the art." As discussed previously, the Division believes the SEC must respond realistically to the changes in the utility industry and interpret more flexibly each piece of the integration equation.(23)

     The current state of the art in the electric power industry is characterized by the development of competitive wholesale electric supply markets resulting from changes in federal law and regulations and the adoption by states of utility restructuring policies leading to retail customer choice and other changes. Increasingly, electric utilities no longer rely solely on acquiring their own, more efficient generation to achieve efficiencies and economies.

     Because of these changes, the electric utility industry today is much different from what it was even in the recent past. The utility market model, with generation functionally unbundled from transmission and distribution, is supplanting the vertically integrated monopoly model throughout the country. Developments in federal law and regulations have led to a wholesale competitive electric generating market.(24) The access for all eligible parties to interstate transmission is a critical component of this market. The market model has evolved further in some states, like New York. In New York, many retail customers have a choice in determining who will supply their electric power. Customer choice -- the elimination of the traditional


--------------------------------
21  See,  e.g.,  American Electric Power Company, Inc., HCAR No. 20633 (July 21,
1978).

22 Union Electric Co., HCAR No. 18368, n. 52 (Apr. 10, 1974), quoted in Consolidated Natural Gas Co., HCAR No. 26512 (Apr. 30, 1996) (authorizing international joint venture to engage in energy marketing activities); Eastern Utilities Associates, HCAR No. 26232 (Feb. 15, 1995) (removing restrictions on energy management activities); and Southern Co., HCAR No. 25639 (Sept. 23, 1992) (approving acquisition of foreign public-utility subsidiary company).

23  1995  Report  at  71.

24 See, e.g., Promoting Wholesale Competition Through Open Access Non-Discriminatory Transmission Service by Public Utilities; Recovery of Stranded Costs by Public Utilities, Order No. 888, FERC Stats & Regs., Regs. Preambles P. 31,036 (1996) (subsequent history omitted).

monopoly over the generation aspects of electric service -- fundamentally changes the nature of regulation. New York has adopted policies seeking to provide consumers the benefits of competition, and retail electric power competition in New York is being phased in through individual utility restructuring plans approved by the NYPSC. Retail competition on NYSEG began on August 1, 1998, with full retail access taking place by August 1, 1999.(25)
Retail competition on RG&E began on April 1, 1998, with all limits on participation in retail access expiring on July 1, 2001.(26) Beginning March 31, 2000, all retail electric consumers in Maine were authorized to choose their electric supplier.(27)

     Similar market-oriented reforms illustrate the current "state of the art" in the natural gas industry. Over the last decade, FERC has mandated open-access transportation on interstate natural gas pipelines and the "unbundling" of interstate pipeline gas services such as transportation, sales and storage.(28) FERC also initiated rules that allow firm holders of pipeline capacity to resell or release their capacity to other shippers and required pipelines to permit shippers to use flexible receipt and delivery points.(29) These and other regulatory changes have brought substantial changes to the natural gas market.

     As FERC recognized in its recently issued Order No. 637,(30) upstream and downstream market centers and gas trading points are increasing, providing shippers with greater gas supply and capacity choices. Electronic commerce has grown rapidly, providing greater liquidity in commodity markets and with the promise of providing such liquidity in the transportation market as well. Additionally, unbundling for small volume customers, including residential, provides the opportunity for small commercial firms and residential consumers to purchase their gas


--------------------------------
25 New York State Electric & Gas Corporation's Plan for Electric Rate/Restructuring, NYPSC Opinion No. 95-17 (Case No. 96-E-0891) (Jan. 27,
1998).

26 Rochester Gas and Electric Corporation's Plans for Electric Rates and Restructuring, NYPSC Opinion No. 98-1 (Case No. 96-E-0898) (Jan. 14, 1998).

27 As discussed above, under Maine law, Central Maine Power is unable to serve retail customers except through the creation of a marketing affiliate or as directed by the MPUC. CMP Group has elected not to take the steps required under Maine's electric utility restructuring legislation to participate, through an affiliate, as a retail electric supplier. Under an order of the MPUC, Central Maine Power is required to arrange standard offer energy service for its medium and large commercial and industrial customers who do not select an electricity supplier. Central Maine Power has arranged service for those classes.

28 Pipeline Service Obligations and Revisions to Regulations Governing Self-Implementing Transportation Under Part 284 of the Commission's Regulations, Order No. 636, FERC Stats. & Regs., Regs. Preambles [1991-1996] P. 30,930 (Apr. 8, 1992).

29  Id.

30 Regulation of Short-Term Natural Gas Transportation Services, and Regulation of Interstate Natural Gas Transportation Services, Order No. 637, FERC Stats. & Regs., Regs. Preambles P. 31,091 (Feb. 9, 2000) (subsequent history omitted).

supplies in a competitive market. Similar to its structural changes to the electric market, in 1998 the NYPSC adopted policies designed to encourage local distribution companies to exit the merchant function during a three-to-seven year transition period.(31)

     The Companies believe that the Merger will result in an integrated public-utility system positioned for competition in the utility industry of the future. Open access to electric power and natural gas transmission, retail electric and natural gas competition and technological changes are promoting the growth of larger and more competitive regional wholesale power markets and more competitive markets for natural gas.

A.   SECTION  9(A)(2)

     Section 9(a)(2) of the Act makes it unlawful, without approval of the Commission under Section 10, "for any person to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." Under the definition set forth in Section 2(a)(11)(A) of the Act, an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company," and "any company 5 per centum or more of whose outstanding voting securities are owned, controlled, or held with power to vote, directly or indirectly, by such specified company."

     Energy East is a holding company registered pursuant to Section 5 of the Act. As a result of the Merger, Energy East will indirectly acquire more than five percent of the voting securities of RG&E, the public utility subsidiary of RGS. Energy East will thus become an "affiliate," as defined in Section 2(a)(11)(A) of the Act, of RG&E. Additionally, as soon as practicable after the effective time of the Merger, Energy East will transfer all of NYSEG's common stock to RGS, so that NYSEG and RG&E can be operated under a combined management structure. NYSEG would thus become a subsidiary of RGS. Accordingly, Energy East must obtain the approval of the Commission for the Merger under Sections 9(a)(2) and 10 of the Act. The statutory standards to be considered by the Commission in evaluating the proposed transaction are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

     The Companies believe that the Merger complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission.
Thus:

     - the Merger will not create detrimental interlocking relations or concentration of control;

     -    the  consideration  to  be  paid in the Merger is fair and reasonable;

     - the Merger will not result in an unduly complicated capital structure for the post-Merger Energy East system;


--------------------------------
31 Policy Statement on Issues Associated with Future of Natural Gas Industry and Role of LDCs, NYPSC Case Nos. 93-G-0932 and 97-G-1380.

     - the Merger is in the public interest and the interests of investors and consumers;

     -    the  Merger  is  consistent  with  Sections  8  and  11  of  the  Act;

     - the Merger tends toward the economical and efficient development of an integrated public utility system; and

     -    the  Merger  will  comply  with  all  applicable  state  laws.

     The Commission's approval of this Application/Declaration will facilitate the creation of a holding company which will be better able to compete in the rapidly evolving utility industry, and is consistent with the Commission's precedents for transactions previously approved by the Commission under the Act. Additionally, the Merger and the requests contained in this Application/Declaration are consistent with the interpretive recommendations made by the Division in the 1995 Report.(32) The Division's overall recommendation that the Commission "act administratively to modernize and simplify holding company regulation and minimize regulatory overlap, while protecting the interests of consumers and investors," is germane to the Commission's review of this Application/Declaration since, as demonstrated below, the Merger will benefit both consumers and shareholders of post-Merger Energy East and since the other federal and state regulatory authorities with jurisdiction over the Merger have approved the Merger as in the public interest. In addition, as discussed in more detail in each applicable item below, the specific recommendations of the Division with regard to utility ownership(33) and diversification,(34) in particular, are applicable to the Merger.

B.   SECTION  10(B)


--------------------------------
32 Letter of the Division of Investment Management to the Securities and Exchange Commission, 1995 Report.

33 Among other things, the 1995 Report recommends that the Commission should apply a more flexible interpretation of the integration requirements under the Act; interconnection through power pools, reliability councils and wheeling arrangements can satisfy the physical interconnection requirement of Section 2(a)(29); the geographic requirements of Section 2(a)(29)(A) should be interpreted flexibly, recognizing technical advances consistent with the purposes and provisions of the Act; the Commission's analysis should focus on whether the resulting system will be subject to effective regulation; the Commission should liberalize its interpretation of the "A-B-C" clauses and permit combination systems where the affected states agree, and the Commission should "watchfully defer" to the work of other regulators. 1995 Report at 71-77.

34 The 1995 Report recommends that, for example, the Commission should promulgate rules to reduce the regulatory burdens associated with energy-related diversification and the Commission should adopt a more flexible approach in considering all other requests to enter into diversified activities. 1995 Report at 88-90. The recommendations regarding energy-related diversification were incorporated in Rule 58.

     Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless:

     (1) such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers;

     (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

     (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding company system.

          1.     Section  10(b)(1)
                 -----------------

     Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system.(35) In applying
Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed."(36) As discussed below, the Merger will not create a "huge, complex, and irrational system," but rather will afford the opportunity to achieve economies of scale and efficiencies which are expected to benefit investors and consumers.(37)

     The Merger is not being undertaken for the purpose of extending Energy East's control over regulated public utilities and will not lead to the type of concentration of control over utilities, unrelated to operating efficiencies, that Section 10(b)(1) was intended to prevent. The primary objective of Energy
East in the Merger is to become positioned to participate in the growing and increasingly competitive northeastern United States energy market. The Companies believe that their combination provides a unique opportunity for Energy East and RGS, as well as their respective shareholders, customers and employees, to participate in the formation of a competitive energy services provider in the rapidly evolving energy services business and to


--------------------------------
35  American  Electric  Power  Co., 46 S.E.C. 1299, 1309 (1978).

36  Vermont  Yankee  Nuclear  Corp., 43 S.E.C. 693, 700 (1968).

37  American  Electric  Power  Co., 46 S.E.C. at 1307 (1978).

share in the benefits of industry restructuring which is already occurring in New York, Maine, Connecticut, Massachusetts and other states.

     Size:  If  approved,  the  post-Merger  Energy  East  system  will  serve
     ----
approximately 1,772,000 electric customers in two states and 903,000 gas customers in four states. As of December 31, 2001, (1) the combined assets of Energy East and RGS would have totaled approximately $10.3 billion; and (2) combined operating revenues of these Companies would have totaled approximately $5.3 billion for the twelve months ended December 31, 2001.

     By comparison, there are a number of companies that are larger than the post-Merger Energy East system. The tables attached as Exhibit E-5 to this Application/Declaration show the post-Merger Energy East system's size relative to other electricity and natural gas companies in terms of operating revenues, assets and customers, on both a regional and a national basis.

     As illustrated by the tables in Exhibit E-5, Energy East will be small in comparison to the total of electricity and gas utilities operating in contiguous regions, as well as in comparison to the total of all utilities in the United States.

     The assets, operating revenues and customers of Energy East will comprise a moderate percentage of electricity and gas utilities operating in contiguous regions, and a very small percentage of total electric and gas utilities in the United States. Energy East's operations will not exceed the economies of the scale of current electric generation and transmission technology, or gas transportation technology, or provide undue power or control to Energy East in the region in which it will provide service.(38)

     Efficiencies  and  economies: The Commission has rejected a mechanical size
     ----------------------------
analysis under Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the efficiencies and economies that can be achieved through the integration and coordination of utility operations. More recent pronouncements of the Commission confirm that size is not determinative, particularly in light of the improved economies of scale that can be achieved through a combination.(39)

     By virtue of the Merger, post-Merger Energy East will be in a position to realize the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" described by the Commission in American Electric Power Co.(40) Among other things, the Merger is expected to yield significant capital expenditure savings through facilities consolidation, corporate and administrative programs, non-fuel purchasing economies and combined gas


--------------------------------
38 Source: FERC Forms and other data compiled by RDI in its PowerDat and GasDat data bases for 1999.

39 See, e.g., 1995 Report at 73-4; Centerior Energy Corp., HCAR No. 24073 (Apr. 29, 1986).

40  American  Elec.  Power  Co.,  Inc.,  46  S.E.C. 1299, 1309 (1978).

supply. These expected economies and efficiencies from the combined utility operations are described in greater detail below.

     Competitive  Effects:  In  Northeast  Utilities,(41)  the Commission stated
     --------------------
that "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." Energy East and RGS have filed Notification and Report Forms with the DOJ and FTC pursuant to the HSR Act describing the effects of the Merger on competition in the relevant markets, and the applicable waiting periods under the HSR Act have expired. The NYPSC has also considered the competitive effects of combining the utility systems of RGS and Energy East pursuant to the Companies' Joint Petition for Approval of Merger and Stock Acquisition. See Exhibit D-3.

     In addition, the competitive impact of the Merger has been considered by FERC pursuant to the May 9, 2001 filing of Energy East and RGS with FERC under
Section 203 of the Federal Power Act and the FERC's September 26, 2001 order approving the merger. A detailed explanation concerning why such Merger will not threaten competition in even the most narrowly drawn geographic and product markets is set forth in the prepared testimony of Dr. William Hieronymus, an economist and Member of the Management Group of PA Consulting, Inc. (successor to PHB Hagler Bailly, Inc.), filed with the FERC application. Dr. Hieronymus's testimony addresses potential horizontal and vertical market power related to Energy East's Merger with RGS. Dr. Hieronymus concludes that no market power concerns are raised by the proposed Merger. Specifically, Dr. Hieronymus concludes that the Merger will not lead to material increases in concentration in any relevant market. The markets in which the Companies operate generally are unconcentrated, the result of massive industry restructuring in New York and New England. Energy East and RGS control only a modest amount of generation in New York. CMP no longer controls any generation. Additionally, Dr. Hieronymus concludes that the Merger will not create vertical market power arising from the Companies' control of transmission facilities or generating sites, nor from their activities in the natural gas markets. All relevant portions of the Companies' electric transmission facilities are controlled by their respective ISOs, and there is no dominant control by the Companies over generating sites in the relevant markets.(42)

     The Merger has been carefully structured to protect the interests of consumers and other local interests while ensuring that the only management interlocks created are those which are necessary to integrate RGS into the Energy East system. Furthermore, there will be continuity of management because, following the Merger, the management of NYSEG and RG&E will largely be comprised of their respective current management. In addition, the Merger Agreement provides that the current RG&E Board of Directors (other than the three directors who will join the Energy East Board) will serve as an advisory board to the surviving company. The advisory board will meet at least quarterly, and will provide advice to the surviving company's board of

--------------------------------
41  Northeast  Utilities,  HCAR  No.  25221  (Dec. 21, 1990).

42  Testimony of Dr. William H. Hieronymus, Exhibit D-1 at Exhibit J-1, pp. 5-6.

directors as requested. Such continuity of management oversight will help to assure that the management of the regulated utility subsidiaries of RGS remain responsive to local regulation and to other essentially local interests. For the reasons set forth above, the Merger will not "tend toward interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to the public interest or the interests of investors or customers within the meaning of Section 10(b)(1) of the Act.

          2.     Section  10(b)(2)
                 -----------------

               (a)     Reasonableness  of  Consideration

     Section 10(b)(2) requires the Commission to determine whether the consideration to be given by Energy East to the holders of RGS common stock in connection with the Merger, including fees and expenses of the Merger, is reasonable and whether it bears a fair relation to the investment in and earning capacity of the utility assets underlying the securities being acquired. Market prices at which securities are traded have always been strong indicators as to values. As shown in the table below, the most recent quarterly price data, high and low, for RGS common shares prior to the Merger's announcement provide support for the consideration paid in the Merger.


                           COMPARATIVE PER SHARE MARKET PRICE:
                                       ENERGY EAST
                                       PRICE RANGE

                                                                  CASH DIVIDENDS
                                                                  --------------
                      HIGH                 LOW                       PER SHARE
                     ------               ------                     ---------

     2000
     First Quarter   $23.63                 $18.81                      $.22
     Second Quarter  $22.94                 $19.00                      $.22
     Third Quarter   $23.50                 $17.94                      $.22
     Fourth Quarter  $22.63                 $18.44                      $.22

     2001
     First Quarter   $20.31                 $16.96                      $.23
     Second Quarter  $21.20                 $17.41                      $.23
     Third Quarter   $22.14                 $18.99                      $.23
     Fourth Quarter  $21.49                 $17.65                      $.23

                                      RGS
                                  PRICE RANGE

                                                                  CASH DIVIDENDS
                                                                  --------------
                      HIGH                 LOW                       PER SHARE
                     ------               ------                     ---------
     2000
     First Quarter   $21.88                 $18.69                      $.45
     Second Quarter  $24.50                 $20.50                      $.45
     Third Quarter   $28.38                 $22.25                      $.45
     Fourth Quarter  $33.31                 $27.38                      $.45

     2001
     First Quarter   $37.48                 $27.75                      $.45
     Second Quarter  $38.50                 $36.05                      $.45
     Third Quarter   $39.24                 $37.34                      $.45
     Fourth Quarter  $39.35                 $37.60                      $.45

     On February 16, 2001, the last full trading day before the public announcement of the execution and delivery of the Merger Agreement, the closing price per share of RGS common stock as reported on the NYSE - Composite Transaction of RGS common stock was $33.10.

     In its determinations as to whether or not a price meets the reasonableness standard, the Commission has considered whether the price was decided as the result of arm's-length negotiations(43) and the opinions of investment bankers,(44) among other things. For the reasons given below, there is no basis in this case for the Commission to make any negative findings concerning the consideration being offered by Energy East in the Merger. The Commission has previously recognized that when the consideration to be paid in an acquisition is the result of arm's-length negotiations between the management of the companies involved, supported by opinions of financial advisors, there is persuasive evidence that the requirements of Section 10(b)(2) have been satisfied.(45) The agreed-upon level of consideration was the product of extensive and vigorous arm's-length negotiations between Energy East and RGS. These negotiations were preceded by appropriate due diligence, analysis and evaluation of the assets, liabilities and business prospects of the respective companies. An extensive discussion of the negotiations that took place in connection with the Merger is found at pages 23 -27 of the Proxy Statement, incorporated by reference as Exhibit C-1.

     Finally, Energy East engaged UBS Warburg LLC ("UBS Warburg") with respect to the Merger. UBS Warburg provided a "fairness" opinion regarding the Merger to the Energy East Board of Directors. See Exhibit G-1. RGS engaged Morgan Stanley & Co., Incorporated ("Morgan Stanley") with respect to the Merger. Morgan Stanley provided a fairness opinion


--------------------------------
43  In  the  Matter  of  American  Natural Gas Company, HCAR No. 15620 (Dec. 12,
1966).

44  Consolidated  Natural  Gas  Company,  HCAR  No.  25040  (Feb.  14,  1990).

45 Entergy Corporation, et al., HCAR No. 25952 (Dec. 17, 1993); The Southern Company, et al., 40 S.E.C. Docket 350 at 352 (Feb. 12, 1988).

regarding the Merger to the RGS Board of Directors. See Exhibit G-2. Based on the foregoing, and in light of these opinions and an analysis of all relevant factors, including the benefits that may be realized as a result of the Merger, as well as Commission precedent, there is a sufficient basis for the Commission to find that the conversion ratio falls within the range of reasonableness, and the consideration to be paid in the Merger bears a fair relation to the sums invested in, and the earning capacity of, the utility assets of RGS.

               (b)     Reasonableness  of  Fees

     The Companies believe that the overall fees, commissions and expenses incurred and to be incurred in connection with the Merger are reasonable and fair in light of the size and complexity of the Merger relative to other transactions and the anticipated benefits of the Merger to the public, investors and consumers, that they are consistent with recent precedent, and that they meet the standards of Section 10(b)(2).

     As set forth in Item 2 of this Application/Declaration, Energy East and RGS, together, expect to incur a combined total of approximately $30.1 million in fees, commissions and expenses in connection with the Merger, including expenses related to integrating the operations of the merged company. Such fees will be paid on an arm's length basis to third parties and are consistent with fees, commissions and expenses paid for similar transactions and approved by the Commission as reasonable. For example, Northeast Utilities alone incurred $46.5 million in fees and expenses in connection with its acquisition of Public Service of New Hampshire, and Entergy incurred $38 million in fees in connection with its acquisition of Gulf States Utilities -- which amounts all were approved as reasonable by the Commission.(46)

     The Companies also believe that the financial advisory fees payable to their respective investment bankers are fair and reasonable for similar reasons. Pursuant to the engagement letter between Morgan Stanley and RGS dated January 18, 2001, Morgan Stanley has earned a fee of $3,058,965 for the rendering of the Morgan Stanley opinion and the public announcement of the Merger. In addition, Morgan Stanley will receive a fee of $3,058,965, payable upon the approval by RGS's shareholders, and another $3,058,965 upon completion of the Merger. Morgan Stanley will also be reimbursed for certain of its related expenses. Morgan Stanley will not be entitled to any additional fees or compensation in the event the Merger is not approved or otherwise completed. RGS has agreed, under separate agreement, to indemnify Morgan Stanley against certain liabilities, including liabilities under federal securities laws, relating to or arising out of its engagement.

     Pursuant to the engagement letter between Energy East and UBS Warburg, Energy East paid UBS Warburg $2 million upon the rendering of UBS Warburg's fairness opinion. In addition, UBS Warburg received a $1 million payment at the time of the Energy East shareholder approval of the issuance of Energy East shares in connection with the Merger. At the completion of the Merger, UBS Warburg will receive a fee of $0.8 million. Energy East has agreed to

--------------------------------
46  See  Northeast  Utilities,  HCAR  No.  25548  (June  3, 1992) ("Northeast");
Entergy  Corporation,  et  al.,  HCAR  No.  5952  (Dec.  17,  1993).

indemnify UBS Warburg against certain liabilities, including liabilities under federal securities laws, relating to or arising out of its engagement. In the past, UBS Warburg and its predecessors have provided investment banking services to Energy East and received customary compensation for rendering such services.

     The investment banking fees paid by RGS and Energy East are lower than fees paid in other similar transactions and approved by the Commission as reasonable. The fees reflect the financial marketplace, in which investment banking firms actively compete with each other to act as financial advisors to merger partners.

          3.     Section  10(b)(3)
                 -----------------

     Section 10(b)(3) requires the Commission to determine whether the Merger will unduly complicate Energy East's capital structure or will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of Energy East's system.

     The Commission has found that an acquisition satisfies this requirement where the effect of a proposed acquisition on the acquirer's capital structure is negligible and the equity position is at or above the traditionally acceptable 30% level prescribed by the Commission.(47) The Commission has approved common equity to total capitalization ratios as low as 27.6%.(48) Under these standards, the proposed combination of Energy East and RGS will not unduly complicate the capital structure of the combined system.

     Set forth below are summaries of the historical capital structures of Energy East and RGS as of December 31, 2001 and the pro forma consolidated capital structure of post-Merger Energy East as of December 31, 2001:

--------------------------------------------------------------------------------
                           Pre-Merger Energy East and
                                      RGS
                             (Dollars in thousands)
                                  (unaudited)

                                    Energy East                      RGS
--------------------------------------------------------------------------------

Common Stock Equity               $1,781,177  35.34%         $778,606    44.49%
Preferred stock not subject
  to mandatory redemption             43,373    .86%           47,000     2.68%
(of subsidiaries)
Company-obligated
  mandatorily redeemable             345,000   6.85%              ---      ---

--------------------------------
47 See, e.g., Entergy Corp., 55 S.E.C. 2035 (Dec. 17, 1993); Northeast Utilities, 47 S.E.C. 1279 (1990).

48  See  Northeast,  supra.

  trust preferred securities of
 subsidiary holding solely
parent debentures
Preferred stock subject to               ---    ---            25,000     1.43%
mandatory redemption (of
subsidiaries)
Notes Payable                        173,383   3.44%              ---      ---
Long-term Debt, including
  current maturities               2,696,956  53.51%          899,567    51.40%
                                  ----------  ------       ----------    ------

Total                             $5,039,889    100%       $1,750,173      100%

-------------------------------------------------------------------------------------
        Post-Merger Energy East Pro Forma Consolidated Capital Structure
                             (Dollars in thousands)
                                  (unaudited)
-------------------------------------------------------------------------------------

Common Stock Equity (incl. additional paid in capital)             $2,397,321  33.85%
Preferred stock not subject to mandatory redemption
  (of subsidiaries)                                                    90,373   1.28%
Company-obligated mandatorily redeemable trust
  preferred securities of subsidiary holding solely                   345,000   4.87%
  parent debentures
Preferred stock subject to mandatory redemption (of
  subsidiaries)                                                        25,000   0.35%
Notes Payable                                                         223,383   3.15%
Long-Term Debt, including current maturities                        4,001,523  56.50%
                                                                   ----------  ------

Total                                                              $7,082,600    100%

     As can be seen from these tables, post-Merger Energy East's pro forma consolidated equity to total capitalization will be 33.85%, which will be significantly higher than Northeast Utilities' approved 27.6% common equity position and will exceed the traditionally accepted 30% level. The capital structure of post-Merger Energy East will also be substantially similar to the capital structures approved by the Commission in other orders.(49)

     Protected  interests:  As set forth more fully in Item 3.C.4 (Economies and
     --------------------
Efficiencies from the Merger (Section 10(c)(2)), and elsewhere in this Application/Declaration, the Merger is expected to result in economies and will integrate and improve the efficiency of the Energy East and RGS utility systems. The Merger will create an entity poised to respond effectively to the fundamental changes taking place in the markets for natural gas and electric power and to

--------------------------------
49 See, e.g., Ameren Corporation, HCAR No. 26809 (Dec. 30, 1997); CINergy Corp., HCAR No. 26934 (Nov. 2, 1998); and Centerior Energy Corp., HCAR No. 24073 (April 29, 1986).

compete effectively for consumers' business. The Merger will therefore be in the public interest and the interests of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system.

     As indicated previously, consummation of the Merger is conditioned upon receipt not only of the Commission's approval, but also on the NYPSC, and on FERC and other federal regulatory approvals. Those regulatory approvals, which have been obtained, give additional assurance that the interests of retail customers are adequately protected. Approval of the Merger by FERC and the NYPSC further assure that there is no significant adverse effect on competition. In sum, because the Merger does not add any complexity to Energy East's capital structure, is in the interest of investors and consumers, and is consistent with the public interest, the requirements of Section 10(b)(3) are met.

C.   SECTION  10(c)

     Section  10(c)  of the Act provides that, notwithstanding the provisions of
Section  10(b),  the  Commission  shall  not  approve:

     (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

     (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system.

          1.     Acquisition  Must  be  Lawful
                 -----------------------------

     Section  10(c)(1)  requires  that an acquisition be lawful under Section 8.
Section 8 prohibits registered holding companies from acquiring, owning interests in or operating both a gas and an electric utility serving substantially the same area if state law prohibits it. Section 8 indicates that a registered holding company may own both gas and electric utilities where, as here, the acquisition is subject to approval by the state utility commissions with jurisdiction over the acquired companies. RGS, along with Energy East, NYSEG, RG&E and Eagle, filed an application with the NYPSC to carry out the Merger, which application is attached at Exhibit D-3. This application was approved by the NYPSC by order issued on February 27, 2002, which order is attached as Exhibit D-4.

     Section 10(c)(1) further requires that an acquisition not be detrimental to carrying out the provisions of Section 11 of the Act. Section 11(a) of the Act requires the Commission to examine the corporate structure of registered holding companies to ensure that unnecessary complexities are eliminated and voting powers are fairly and equitably distributed. As described above, the Merger will not result in unnecessary complexities or unfair voting powers.

     Although Section 11(b)(1) generally requires a registered holding company system to limit its operations "to a single integrated public utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public utility system," a combination integrated gas and electric system within a registered holding company is permissible under Section 8.(50) Additionally, Section 11(b)(1) provides that "one or more additional integrated public utility systems" may be retained if, as here, certain criteria are met.
Section 11(b)(2) directs the Commission "to ensure that the corporate structure or continued existence of any company in the holding company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding company system."

     As detailed below, the Merger will not be detrimental to the carrying out of the provisions of Section 11. The combination of the NYSEG, RG&E and Central Maine Power electric system will result in a single, integrated electric utility system (the "new Energy East Electric System"). Integration of the new Energy East Electric System will be facilitated by NYSEG's and RG&E's direct interconnection, as well as their participation in the same ISO. Further, the combination of Energy East's current gas system with the gas operations of RG&E will result in a single, integrated gas utility system with operations in the same states as the electric system or states adjoining those states (the "new Energy East Gas System"). The Commission should accordingly find that the new Energy East Electric System will be the primary integrated public utility system for purposes of Section 11(b)(1) and the new Energy East Gas System is a permissible additional system under Section 11(b)(1)A-C.

     Furthermore, Section 10(c)(2) requires that the Commission approve a proposed transaction if it will serve the public interest by tending toward the economical and efficient development of an integrated public utility system. This Section 10(c)(2) standard is met where the likely benefits of the acquisition exceed its likely cost.(51) As discussed below, the Merger will result in the creation of an integrated electric utility system and an additional integrated gas utility system and will produce economies and efficiencies more than sufficient to satisfy the standards of Section 10(c)(2).

          2.    Combination  and  Integration  of  Electric  Utility  Operations
                ----------------------------------------------------------------

     Section 2(a)(29)(A) of the Act defines an "integrated public utility system," as applied to electric utilities, as:

     a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operation to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected)


--------------------------------
50  See,  e.g.,  New  Century  Energies,  Inc., HCAR No. 26748 (Aug. 1, 1997).

51  See  City  of  Holyoke  v.  SEC,  972 F.2d 358 (D.C. Cir. 1992).

     the advantages of localized management, efficient operation, and the effectiveness of regulation. (emphasis added)

     As the definition suggests, and the Commission has observed, Section 11 is not intended to impose "rigid concepts" but rather create a "flexible" standard designed "to accommodate changes in the electric utility industry."(52) The Commission has established four standards under the statutory integration requirement:

     (1) The utility assets of the system are physically interconnected or capable of physical interconnection;

     (2) The utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;

     (3) The system must be confined in its operations to a single area or region; and

     (4) The system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

     NYSEG and RG&E have adjacent electric service territories that are physically interconnected at eight locations.(53) The Commission has ruled that the combination of NYSEG and Central Maine Power creates a single integrated electric transmission system serving the northeast region of the United States.(54) The addition of RG&E to this system will enhance the integration of this system. As discussed below, the Merger satisfies all four of the Commission's standards under the integration requirement.


--------------------------------
52  Unitil  Corp.,  HCAR  No.  25524  (April  24,  1992).

53  The  two  systems  are  physically  interconnected  at the following points:

          South Perry (NYSEG) - South Perry (RG&E): 115kV-125MVA Macedon (NYSEG) - Quaker Road (RG&E): 115kV-60MVA
          Sleight  Road  (NYSEG)  -  Clyde  (RG&E):  115kV-39MVA
          Sleight  Road  (NYSEG)  -  Quaker  Road  (RG&E):  115kV-150MVA

          In addition, the following are normally open interconnects used for emergency supply:

          Clyde (NYSEG) - Browns Corners (RG&E): 34.5kV-23.9MVA Savannah (NYSEG) - Wolcott (RG&E): 34.5kV-23.9MVA
          Portageville (NYSEG) - Portageville (RG&E): 34.5kV-12MVA Leicester (NYSEG) - Leicester (RG&E): 34.5kV-12MVA

54  Energy  East  Corporation,  et  al.,  HCAR  No.  27224  (Aug.  31,  2000).

                    (i) Physical interconnection or capability of physical interconnection

     The NYSEG and RG&E electric utility facilities clearly satisfy the requirement that they be "physically interconnected or capable of physical interconnection." As described above, NYSEG and RG&E are physically interconnected at eight locations. Thus, under the Commission's traditionally applied standards, the Merger satisfies the Act's interconnection requirements.(55) In addition, NYSEG and RG&E satisfy the interconnection requirement through their membership in the NYISO.(56) The Commission has determined that the interconnection requirement is met through memberships in "tight" power pools and ISOs.(57) In 1992, for example, the Commission approved the merger of Unitil Corporation with Fitchburg Gas and Electric Light Company, based on their common membership in NEPOOL.(58) In 1998, based on Unitil, the Commission found that Delmarva Power & Light Company and Atlantic Energy, Inc. met the physical interconnection requirements of Section 2(a)(29)(A) through their common membership in PJM Interconnection, LLC ("PJM"), which was a regional power pool and the first FERC-approved, operational ISO.(59) In both Unitil and Conectiv, the Commission stated that it was not necessary for the applicant to construct an additional transmission line interconnecting the affected electric utility companies "since present transmission arrangements provide adequate


--------------------------------
55 In applying the requirement that the electric generation and/or transmission and/or distribution facilities comprising the system be "physically interconnected or capable of physical interconnection," the Commission has historically focused on physical interconnection through facilities that the parties owned or, by contract, controlled. See, e.g., Northeast Utilities, HCAR No. 25221 (Dec. 21, 1990) ("Northeast Utilities") at note 85, supplemented, HCAR No. 25273 (March 15, 1991), aff'd sub nom. City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992); Centerior Energy Corp., HCAR No. 24073 (April 29, 1986).

56 The Commission has previously found that Central Maine Power and NYSEG satisfy the interconnection requirements. Energy East Corporation, et al., HCAR No. 27224 (Aug. 31, 2000). As the Commission noted in its order, the NYISO and ISO NE coordinate their scheduling and operations so as to enable "cross-border" transactions to occur seamlessly. The high degree of integrated operations insures that the two systems are operated as a coordinated system in which the flow of energy is "centrally controlled and allocated, as need or economy directs," and in which no generator, purchaser, or transmission owner operates in isolation. Id., slip op. at 25 (citations omitted).

57 See, e.g., Unitil Corp., supra (interconnection through NEPOOL), and Conectiv, Inc. HCAR No. 26832 (Feb. 25, 1998) (interconnection through PJM, Inc.). See also Yankee Atomic Elec. Co., 41 S.E.C. 552, 565 (1955) (authorizing various New England companies to acquire interests in a commonly-owned nuclear power company and finding the interconnection requirement met because the New England transmission grid already interconnected the companies).

58 New England Power Pool, 79 F.E.R.C. P. 61,374 (1997); New England Power Pool, 83 F.E.R.C. P. 61,045 (1998).

59  Conectiv,  Inc.,  HCAR  No.  26832  (Feb.  25,  1998).

service."(60) The Commission's precedent regarding tight power pools thus directly supports a finding of physical interconnection with regard to the RG&E and NYSEG systems.

                    (ii) Coordination of electric operations

                         (a)  Power Pools and ISOs

     The Merger satisfies the requirement that the utility assets, under normal conditions, may be "economically operated as a single interconnected and coordinated system."(61) The Commission has interpreted this language to refer to the physical operation of utility assets as a system in which, among other things, the generation and/or flow of current within the system be centrally controlled and allocated as need or economy directs.(62)

     While the definition reflects an assumption that the holding company would coordinate the operations of the integrated system,(63) the Commission has recognized the "Congress did not intend to impose rigid concepts but instead expressly included flexible considerations" to accommodate changes in the electric utility industry.(64) Thus, the Commission has considered advances in technology and the particular operating circumstances in applying the integration standards.(65) In its decision approving the acquisition of Public Service of New

--------------------------------
60 Unitil Corp., HCAR No. 25524 (1992), citing Electric Energy, Inc., 38 S.E.C. 658, 669 (1953) (direct interconnection not required in circumstances which would have resulted in an uneconomic duplication of transmission facilities); Conectiv, Inc., HCAR No. 26832, at 1998 SEC LEXIS 326, at 29, note 27.

61 See id., citing Cities Services Co., 14 S.E.C. 28, 55 (1943) (Congress intended that the utility properties be so connected and operated that there is coordination among all parts, and that those parts bear an integral operating relationship to one another).

62 North American Co., HCAR No. 10320 (1950) supra at 242, note 15. The Commission explained that "even though we find physical interconnection exists or may be effected, evidence is necessary that in fact the isolated territories are or can be so operated in conjunction with the remainder of the system that central control is available for the routing of power within the system."

63 In 1935, an electric utility system generally included local generation, transmission and distribution, little long-distance transmission, no joint ownership of generation or transmission facilities, and no power pools.

64 Mississippi Valley Generating Co., 36 S.E.C. 159, 186 (1955), cited in Yankee Atomic Elec. Co., 36 S.E.C. 552, 565 (1965). ("We have stated that '[w]e think it clear from the language of Section 2(a)(29)(A), which defines an integrated public utility system that Congress did not intend to imposed [sic] rigid concepts with respect thereto'"). Yankee Atomic Electric Co., HCAR No. 13048 (Nov. 25, 1955). Accord, Unitil, supra, note 8.

65 In New England Elec. Sys., 38 S.E.C. 193, 198-99 (1958), for example, the Commission found that an electric utility system could be economically operated as a single interconnected and coordinated system because the holding company's internal coordination system was supplemented by contractual arrangements with nonaffiliates for power and transmission.
                                                           (continued . . . . .)

Hampshire ("PSNH") by Northeast Utilities ("Northeast"), the Commission noted, "the operation of generating and transmitting facilities of PSNH and the Northeast operating companies is coordinated and centrally dispatched under the NEPOOL Agreement."(66) Similarly, in Unitil, the Commission concluded that the combined electric utility assets of the companies may be operated as a single interconnected and coordinated system through their participation in NEPOOL.(67)

     In Unitil, the Commission noted that NEPOOL is a "tight" power pool, which consists of electric systems "which coordinate the planning and/or operation of their bulk power facilities for the purpose of achieving greater economy and reliability in accordance with a contractual agreement that establishes each member's responsibilities."(68) The Commission stated that tight power pools:

          have centralized dispatch of generating facilities, whereby energy and operating reserves are interchanged among the participant systems and transferred over facilities owned by the individual participants. Participants have contractual requirements relating to generating capacity and operating reserves, together with specific financial penalties if these requirements are not met. Sufficient transmission capacity is made available to realize the full value of operating and planning coordination.(69)

     The Commission further recognized that NYPP, the predecessor to the NYISO, similarly is a tight power pool, in terms of its level of centralization and automation.(70)


--------------------------------
(continued . . . . .)
In Yankee Atomic Elec. Co., 36 S.E.C. 552, 565 (1965) the Commission found the coordination requirement satisfied because each system could absorb its full share of plant output, as set by a predetermined schedule, and because operating necessity or technological developments would determine when the plant would be serviced, modified or retired. See also Connecticut Yankee Atomic Power Co., 41 S.E.C. 705, 710 (1963); Unitil, supra note 8; and National Grid Group plc,
Holding  Co.  Act  Release  No.  27154  (Mar.  15,  2000).

66 Northeast Utilities, HCAR No. 25221 (Dec. 21, 1990), n. 85, supplemented, HCAR No. 25273 (Mar. 15, 1991), aff'd sub nom. City of Holyoke v. S.E.C., 972
F.2d  358  (D.C.  Cir.  1992).

67  Unitil,  supra  note  8.  See  also Conectiv, Inc., HCAR No. 26832 (Feb. 25,
1998) (the Commission found that Delmarva Power & Light Company and Atlantic Energy, Inc. met the physical interconnection requirements through their common membership in PJM Interconnection, LLC, which was a regional power pool and the first FERC-approved operational ISO).

68  Id.  at  n.  22.

69  Id.

70  Id.

     NYSEG and RG&E have transferred scheduling and operational control over their high-voltage transmission facilities to the NYISO. The NYISO commits and dispatches generation assets and operates the combined transmission assets of its participants as a single electrical system, ensuring that transmission capacity is provided to enable the market to function. Moreover, the generating assets of RG&E and NYSEG are centrally dispatched through NYISO procedures. In addition, the NYISO energy markets operate on a bid price basis and the dispatch of any facility will depend upon its bid. To meet their respective retail load obligations, NYSEG and RG&E will jointly purchase and schedule the delivery of capacity and energy on an economic basis. Transmission service over both the NYSEG and RG&E systems will be provided through the NYISO tariff.

                         (b)  Other Means of Coordination.

     As noted above, the Companies project that bringing Energy East and RGS together will produce net savings of approximately $50 million per year. Those savings will be achieved in part through the common management of NYSEG and RG&E in areas such as procurement, information systems and other administrative and general areas. As affiliates of a bigger company, RG&E and NYSEG become more valuable customers to potential supplies, which will enable the two utilities to negotiate more aggressively for goods and services, thereby achieving efficiencies and savings in the areas of energy supply and materials procurement. Moreover, since electric demand in NYSEG's service area peaks in the winter while RG&E's peak occurs during the summer, together the Companies will have a higher annual electric load factor than either would have separately, which can provide advantages in the purchase of power and the utilization of generation assets.

     Appendix E to the Companies' petition to the NYPSC for approval of the Merger(71) consists of the affidavit of Thomas J. Flaherty of Deloitte
Consulting L.P., which affidavit describes the categories and levels of Merger-related cost savings that are anticipated to result from the Merger. In addition to savings in the areas of staffing and corporate and administrative programs, Mr. Flaherty identifies the ability of the combined Companies to obtain purchasing economies in the nonfuel area resulting from the aggregation of materials and supplies volumes, as well as service contracts. Regarding energy supply, savings can be obtained in the area of gas supply from combining the Companies' gas supply portfolio to eliminate unnecessary capacity redundancies and to achieve greater purchasing leverage in the marketplace. In addition, energy sourcing savings can be obtained by consolidating system operations to achieve benefits from the amount of load shifted to baseload from peaking and intermediate cycling as a result of noncoincidental peaks between the companies.

     In its order approving the Merger, the NYPSC allocated to customers 50% of the synergy savings for the first five years following the close of the Merger. Customers also will share in the benefits of synergy savings beyond the fifth year, the percentage of sharing to be determined in future rate proceedings.
NYSEG  and  RG&E  are  committed to the principle of protecting

--------------------------------
71 This Petition is described in Item 4.E. below, and the Petition, including Mr. Flaherty's affidavit, is attached as Exhibit D-3.

customers to the extent feasible from the volatility and price increases that have accompanied the transition to a competitive marketplace in electricity. NYSEG and RG&E have been addressing the risk of rising fuel, power and natural gas costs. The savings that will result from the Merger enhance both Companies' ability to manage these costs in the coming years, thereby benefiting their customers.

     Finally, NYSEG and RG&E intend to continue to operate in their respective service areas under their own names and with their own workforces in the field. Having separate utilities as part of one holding company system will facilitate the Companies' ability to cooperate, not only in times of emergency such as ice storms, blizzards and other natural disasters. Similar opportunities will be available with respect to more routine, day-to-day administrative and general functions.

                         (iii) Single area or region

     The Commission's third requirement for integration is also satisfied. The Energy East electric system will operate in a single area or region. The electric system will operate in upstate New York and central and southern Maine in the northeast region of the United States. NYSEG and RG&E share over 200 miles of contiguous service territory and will provide service to upstate New York customers. Although the service territories of NYSEG and RG&E do not touch or overlap with the service territory of Central Maine Power, they are within the same general region. The Commission has specifically approved NYSEG and Central Maine Power as operating within a single area or region,(72) and has authorized a number of similar combinations of electric utilities.(73) The Commission has made clear that the "single area or region" requirement does not mandate that a system's operations be confined to a small geographic area or a single state. In considering size, the Commission has consistently found that utility systems spanning multiple states satisfy the single area or region requirement of the Act.(74) Given the high level of interpool transactions and ready transmission access between NEPOOL and NYISO, and the elimination of rate pancaking, the net effect is a regional northeast U.S. grid, from both an operational and economic standpoint. By virtue of their common memberships in the highly interactive NYISO and NEPOOL, NYSEG, RG&E and Central Maine Power will be part of the same region.

--------------------------------
72  Id.

73 See, e.g., CP&L Energy, Inc., HCAR No. 27284 (Nov. 27, 2000); WPS Resources Corp., HCAR No. 26922 (Sept. 28, 1998). See also, National Grid Group plc, et al., HCAR No. 27490 (Jan. 16, 2002) (electric system of New National Grid, including Niagara Mohawk Power Company, extending from New York/Canada border to eastern Massachusetts, found to operate in a single area or region).

74 See, e.g., American Electric Power Co., HCAR No. 27186 (June 14, 2000) ("AEP")(approving power system covering portions of eleven states); Entergy, supra, (approving power system covering portions of four states): New Century Energies, Inc., HCAR No. 26748 (Aug. 1, 1997) (approving integrated system covering portions of five states).

                         (iv) Not so  large as to impair advantages of localized
                              management, efficient operation, and the effectiveness of regulation

     Finally, with respect to the Commission's fourth requirement, the Energy East system will not be so large as to impair the advantages of localized management, efficient operations, and the effectiveness of regulation. RGS will maintain its corporate headquarters in Rochester, New York. After the Merger, Energy East will maintain its principal office in Albany, New York. The management of post-Merger Energy East will be drawn primarily from the existing management of Energy East and RGS and their subsidiaries.(75) This structure will preserve all the benefits of localized management that Energy East and RGS presently enjoy while simultaneously allowing for the efficiencies and economies that will derive from the Merger.

     Additionally, the post-Merger Energy East system will not impair the effectiveness of state regulation. Energy East's and RGS' utility subsidiaries will continue their separate existence as before and their utility operations will remain subject to the same regulatory authorities by which they are presently regulated, namely the NYPSC, MPUC, DPUC, MDTE, the FERC and the NRC. All required regulatory approvals have been obtained and Energy East and RGS, to the extent necessary, are continuing to apprise the various agencies on the status of the Merger. Pursuant to the recommendations contained in the 1995 Report this last factor is significant, as the Division stated therein "where the affected state and local regulators concur, the [Commission] should interpret the integration standard flexibly to permit non-traditional systems if the standards of the Act are otherwise met,"(76) especially since the Merger will result in a system similar to the traditional registered holding company system.

     The electric operations of NYSEG, Central Maine Power and RG&E are coordinated through joint planning with, and for, NYISO and ISO-NE and joint distribution activities. Given the close coordination of NYISO and ISO-NE, the area encompassed should be considered a single area or region and given the maintenance of utility corporate headquarters in Connecticut, Maine, New York and Massachusetts, and ongoing regulation by various state and federal authorities, there is no impairment of localized management, efficient operation or effective regulation.

          3.   Combination  of  Gas  Utility  Operations
               -----------------------------------------

               (a)  Section  10(c)(1)

     Energy East's acquisition of the gas operations of RG&E as well as Energy East's retention of the existing gas operations of NYSEG, Maine Gas, CNGC, Southern Connecticut


--------------------------------
75 The Commission has found that an acquisition does not impair the advantages of localized management where the new holding company's "management [would be] drawn from the present management," (Centerior, supra) or where the acquired company's management would remain substantially intact. (AEP, supra).

76  1995  Report  at  74.

Gas, and Berkshire Gas is lawful under Section 8 of the Act and would not be detrimental to the carrying out of Section 11 of the Act.

                    (i)     Section  8

     Section  8  of  the  Act  provides  that:

     [w]henever a State law prohibits, or requires approval or authorization of, the ownership or operation by a single company of the utility assets of an electric utility company and a gas utility company serving substantially the same territory, it shall be unlawful for a registered holding company, or any subsidiary company thereof (1) to take any step, without the express approval of the state commission of such state, which results in its having a direct or indirect interest in an electric utility company and a gas company serving substantially the same territory; or (2) if it already has any such interest, to acquire, without the express approval of the state commission, any direct or indirect interest in an electric utility company or gas utility company serving substantially the same territory as that served by such companies in which it already has an interest.

     A fair reading of this section indicates that, with the approval of the relevant state utility commissions, registered holding company systems can include both integrated electric utility systems and integrated gas utility systems.

     Energy East, as a combination company, is permissible pursuant to the terms of Section 8 of the Act and is in the public interest. First, the combination of electric and gas operations in Energy East is lawful under all applicable state laws and regulations. The Merger will not result in any change in the provision of gas and electric services of any so-called combination system within a given state. Energy East, through NYSEG, will continue to provide electric and gas service in the State of New York, CMP Group, through its utility subsidiaries, will continue to provide electric service in the State of Maine, and RGS, through its utility subsidiary, will continue to provide electric and gas service in the State of New York. Since New York and Maine both permit combination gas and electric utilities serving the same area, the Merger does not raise any issue under Section 8. Moreover, earlier concerns that a holding company such as Energy East would be able to greatly emphasize one form of energy over the other based on its own agenda have substantially receded because of the competitive nature of the energy market, which requires utilities to meet customer demand for energy in whatever form. Furthermore, state regulators will have sufficient control over, and are unlikely to approve, a combination company that attempts to undertake such practices.

                    (ii)     Section  11

     Even if Section 8 of the Act were not interpreted as generally permitting the combination of separate gas systems where such combination is approved and accepted by the relevant state commissions, Sections 10 and 11 of the Act contain additional provisions that permit the retention by Energy East of its existing integrated gas system and the acquisition of the gas operations of RG&E.

     Section 10(c)(1) prevents the Commission from approving an acquisition that "would be detrimental to the carrying out of the provisions of Section 11."
Section 11(b)(1) of the Act generally confines the utility properties of a registered holding company to a "single integrated public-utility system," either gas or electric.

     An exception to the requirement of a "single system" is provided in Section 11(b)(1) A-C (the "ABC clauses").(77) A registered holding company may own one or more additional integrated public utility systems -- i.e., gas as well as electric -- if each system meets the criteria set forth in these clauses. As discussed below, post-Merger Energy East qualifies under the exception established pursuant to the ABC clauses to retain the integrated gas system, comprised of Energy East's existing gas operations and the gas operation of RG&E.

               (b)     "ABC"  Clauses

     Section 11(b)(1) of the Act permits a registered holding company to control one or more additional integrated public utility systems if:

          (A) each of such additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system;

          (B) all of such additional systems are located in one state, adjoining states, or a contiguous foreign country; and

          (C) the continued combination of such systems under the control of such holding company is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation.

     For the reasons set forth below, a divestiture order would be contrary to the public interest and Energy East therefore requests that the Commission authorize retention of Energy East's existing gas operations. Furthermore, Energy East requests that the Commission authorize Energy East's acquisition of the gas operations of RG&E.

     In the 1995 Report, the Commission Staff recommended that the Commission "liberalize its interpretation of the 'ABC' clauses."(78) In its recent decisions in Exelon Corporation,(79) Conectiv, Inc.,(80) and WPL Holdings, Inc.,(81) the Commission applied the ABC clauses to proposed acquisitions by to-be-registered holding companies. The Commission reconsidered


--------------------------------
77  See  generally  NIPSCO  Industries,  Inc.,  HCAR  No. 26975 (Feb. 10, 1999).

78  1995  Report  at  74.

79  Exelon  Corporation,  HCAR  No.  27256  (Oct.  19,  2000).

80  Conectiv,  Inc.,  HCAR  No.  26832  (Feb. 25, 1998).

81  WPL  Holdings,  Inc.,  HCAR  No.  26856  (Apr. 14, 1998).

and rejected the implicit requirement, in many of its earlier decisions, of evidence of a severe, even crippling, effect of divestiture upon the separated system, stating that this approach is outmoded in the contemporary utility industry, and explained that as a result of the convergence of the gas and electric industries now under way, separation of gas and electric businesses may cause the separated entities to be weaker competitors than they would be together, and that this factor operates to compound the loss of economies represented by increased costs. The above-cited decisions support a favorable consideration by the Commission of the instant Application/Declaration.

     Historically, under its previous narrow interpretation of Section 11(b)(1)(a), as a guide to determining whether lost economies are "substantial," the Commission has given consideration to ratios which measure the projected loss of economies as a percentage of: (1) total utility operating revenues; (2) total utility expense or "operating revenue deductions;" (3) gross utility income; and (4) net gas utility operating income. Although the Commission has declined to draw a bright-line numerical test under Section 11(b)(1)(a), it has indicated that cost increases resulting in a 6.78% loss of operating revenues, a 9.72% increase in operating revenue deductions, a 25.44 % loss of gross gas income and a 42.46% loss of net income would afford an "impressive basis for finding a loss of substantial economies."(82)

     Here, the lost economies that would be experienced if the gas properties of Energy East were to be operated on a stand-alone basis substantially exceed these numbers, without any increase in benefits to consumers from such divestiture. The Companies have provided, at Exhibit J-1, an "Analysis of the Economic Impact of a Divestiture of the Gas Operations of Rochester Gas & Electric." ("Divestiture Analysis") As shown in Table I-1 of that analysis, divestiture of RG&E gas business into a stand-alone gas company would result in a 14.74% loss of operating revenues, a 15.86% increase in operating revenue deductions, a 208.58% loss of gross gas income, and a 367.09% loss of net gas income. These figures show that the lost economies associated with the divestiture of Energy East's gas business are substantial, even under a narrow interpretation of Section 11(b)(1)(A).

     The Divestiture Analysis quantifies the results of divesting RG&E's natural gas business and assets into a stand-alone company (referred to as "NewGasCo") which would serve RG&E's natural gas customers at a level of service, quality and safety comparable to the level currently served by RG&E. If it is assumed that NewGasCo is allowed by state regulators to increase its rate revenue to recover increased costs resulting from divestiture, NewGasCo's natural gas customers will see an overall rate increase of about 15.4%, as shown in Table I-2 of the Divestiture Analysis. This significant increase in rates would bring no attendant increase in the level or quality of service. Moreover, such a rate increase would come at a time when NewGasCo would be facing the emergence of retail competition and increased competition in the energy industry. The projected impact on customers includes lost economies of $47.5 million, plus an additional $2.0 million in associated income taxes, yielding total economic losses of $49.5 million.


--------------------------------
82  Engineers  Public  Service  Co., 12 S.E.C. 41, 59 (1942) (citation omitted).

     In addition to the foregoing impacts relating to the natural gas business, divesting RG&E's natural gas business would result in a rate increase of about 5.2% to RG&E's remaining electric customers. The analysis underlying this conclusion assumed that state regulators would allow the pass-through to the Company's electric customers of electric business unit lost economies, as well as associated income taxes. Under this case, RG&E's electric customers would realize economic losses of about $28.3 million, as shown in Table I-3 of the Divestiture Analysis. This impact is primarily due to: (1) the expense associated with additional electric business unit employees being required to support functions that previously were provided jointly for RG&E's utility business units; (2) increases in the allocation of certain fixed costs which were previously allocated among both of RG&E's utility business units; and (3) the capital cost associated with the transfer of assets, as well as the acquisition of new assets, into the electric rate base.

     In sum, the Divestiture Analysis indicates that, in all likelihood, the forced divestiture of RG&E's natural gas business and assets would result in the realization of significant operational inefficiencies affecting NewGasCo's shareholders and/or customers and RG&E's remaining electric customers. NewGasCo would realize incremental costs associated with labor and other resources, because it would no longer be able to share these resources with RG&E's electric segment. Overall, economic losses to NewGasCo of approximately $49.5 million were identified in the Divestiture Analysis.

     In addition to the quantified economic losses associated with the divestiture of the gas operations of RG&E, divestiture would cause a significant, although difficult to quantify, amount of damage to post-Merger Energy East's customers and would disrupt plans of its regulators to create a fluid and efficient total energy marketplace, and set of services. Likewise, divestiture would interfere with Energy East's ability to compete in the marketplace. Such costs to customers involve the additional expenses of doing business with two utilities instead of one (i.e., additional telephone calls for service and billing inquiries, additional postage expense, and cost of providing access to meters and other facilities for two utilities) and costs associated with making the entities supply information to shareholders and publish the reports required by the Act. Similarly, increased costs would involve additional duties for the staff of the NYPSC as a result of that agency dealing with an additional utility. These additional duties would largely be the result of duplicating existing functions, such as separate requests for approval of financing and rate case requests.

     Energy East's competitive position in the market would also suffer from divestiture of RG&E's gas operations because, as the utility industry moves toward a complete energy services concept, competitive companies must be able to offer customers a range of options to meet their energy needs. The Commission has recognized that significant economies and competitive advantages result from the ownership of both gas and electric operations.(83) Divestiture of gas operations would render Energy East unable to offer certain of its customers a significant and

--------------------------------
83 NiSource Inc., HCAR No. 27263 (Oct. 30, 2000); Exelon Corp., HCAR No. 27256 (Oct. 19, 2000).

important option, namely gas services, and could damage Energy East's long-term competitive potential. As the Commission recognized in New Century Energies, Inc., in a competitive utility environment, any loss of economies threatens a utility's competitive position, and even a "small" loss of economies may render a utility vulnerable to significant erosion of its competitive position.(84)

     With respect to Clause B, as the Commission noted in WPL Holdings, Inc.,(85) "[c]lause B contemplates the location of an additional system in the same state as the principal system or in adjoining states."(86) Here, Energy East's principal system (the integrated electric system) will be located in New York and Maine, and the "additional system" -- the integrated natural gas system -- will be located in the same states of New York and Maine and in the adjoining States of Connecticut and Massachusetts. Hence, Clause B of the ABC clauses is satisfied.

     With respect to Clause C, the continued combination of the gas operations under Energy East is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management. The gas operations of Energy East and of RG&E will continue to be the same as they are today with some 614,000 (Energy East) and 289,000 (RG&E) customers in four states and confined to a relatively small area.(87) As the Commission has recognized elsewhere, the determinative consideration under this criterion is not size alone or size in the absolute sense, either big or small, but size in relation to its effect, if any, on localized management, efficient operation and effective regulation.(88) Management currently is and will remain geographically close to gas operations, thereby preserving the advantages of localized management. From the standpoint of regulatory effectiveness, each gas operation is organized in a separate corporation by regulatory jurisdiction thus facilitating state regulation. Finally, as detailed below, the Companies' gas operations will realize additional economies as a result of the Merger. Far from impairing the advantages of efficient operation, the continued combination of the gas operations under Energy East will facilitate and enhance the efficiency of gas operations.

     In summary, the addition of RG&E to the Energy East system in the State of New York, where NYSEG already serves approximately 250,000 natural gas customers, will add 289,000 natural gas customers to Energy East's existing base of about 614,000 natural gas customers. Such additions will bring about the benefits described above. Energy East should therefore be permitted to retain its existing gas operations while being allowed to acquire and retain the natural gas utility assets of RG&E.


--------------------------------
84 New Century Energies, Inc., HCAR No. 26749, citing 1995 Report at 71. See also WPL Holdings, Inc., HCAR No. 26856 (Apr. 14, 1998), citing 1995 Report at 71.

85  HCAR  No.  26856  (Apr. 14, 1998).

86  Id.  at  n.44.

87 The relative sizes of the NYSEG, RG&E, Southern Connecticut Gas, Maine Gas, CNGC and Berkshire Gas natural gas operations are shown on one of the maps contained in Exhibit E-1.

88  See,  e.g.,  Conectiv,  Inc.,  HCAR  No.  26832  (Feb. 25, 1998).

               (c)  Gas utility integration standards (Section 10(b)(2))

     Section 2(a)(29)(B) defines an "integrated public utility system" as applied to gas utility companies as:

     [A] system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operation to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: Provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

     Unlike the definition of an "integrated electric utility system" in Section 2(a)(29)(A) of the Act, physical interconnection of the component parts of a gas utility system is not mentioned. Furthermore, the Commission has not traditionally required that the pipeline facilities of an integrated system be interconnected.(89)

     The combination of Energy East's gas facilities with the gas facilities of RG&E will satisfy the integration standard set forth in Section 2(a)(29)(B)of the Act for the following reasons:

     - Energy East's existing gas facilities and RG&E will share a "common source of supply" and will be operated as a "single coordinated system";

     - Energy East's gas facilities and RG&E will be able to achieve "substantial economies" in gas supply through the increased purchasing power and gas supply coordination that will result from being part of the larger combined gas system;

     - As the two smallest of the combined gas operations, Maine Gas and Berkshire Gas and the customers of these two gas companies will continue to particularly benefit from these efficiencies, and will benefit from the expertise of RG&E in such areas as engineering, construction, training, meter service, testing, marketing and gas transportation; and

     - The area or region served by the post-merger Energy East gas facilities will not be "so large as to impair the advantages of localized management, efficient operation, and the effectiveness of regulation." To the contrary, management of these

--------------------------------
89 See In the Matter of Pennzoil Company, HCAR No. 15963 (1968) (finding an integrated system where respective facilities both connected with an unaffiliated transmission company but not each other). See also In the Matter of American Natural Gas Co., HCAR No. 15620 (1966) ("it is clear the integrated or coordinated operations of a gas system under the Act may exist in the absence of [physical] interconnection").

          companies' utility subsidiaries will largely remain intact after the consummation of the Merger, and will be subject to effective local regulation.

                         (i) Section 2(a)(29)(B): "substantial economies may be effectuated by being operated as a single coordinated system"

     The gas departments of RG&E and of the Energy East gas utility subsidiaries will be operated in a coordinated fashion as to portfolio design and strategy, procurement, storage optimization, price risk management and contract administration. Energy East and RGS are in the process of identifying specific components of their gas portfolios which, through joint management and coordination, will enable the combined companies to realize opportunities for savings in the marketplace.(90)

     With regard to natural gas service, Energy East and RGS gas subsidiaries purchase significant amounts of gas from the same supply basins in Western Canada and Texas/Louisiana, holding capacity on the Dominion, Empire State, TransCanada, Texas Gas and Tennessee pipelines, and contract for storage services in Pennsylvania, New York and Canada. These common portfolio resources may bring long-term benefits to the Companies' customers. Moreover, as the dynamics and structure of the natural gas industry continue to change, the marketplace will create even more options for the Companies to provide value through coordination of their respective gas supply portfolios. For example, demand and pricing differentials now exist and will continue to occur and, through coordinated management of their portfolios of physical and contractual assets, the Companies will be better positioned to take advantage of changing market conditions.

                         (ii) Section  2(a)(29)(B):  "a single area or region in
                              one  or  more  states"

     After consummation of the Merger, Energy East's gas operations will be located in a single region -- the northeastern United States. The gas operations of NYSEG and RG&E will be located entirely within the state of New York. Although the NYSEG, CNGC, Maine Gas, Southern Connecticut Gas and Berkshire Gas retail gas service areas will be separated by a distance of several hundred miles and, in the case of Maine Gas, are located in non-contiguous states, such factors by themselves are not determinative. The Commission has made clear that systems separated by intervening territories are in the same region because they procure gas from a "common source of supply."(91)


--------------------------------
90 See also Item 3.C.3 Economies and Efficiencies from the Merger (Section 10(c)(2)) for information concerning Merger economies and efficiencies.

91 See Energy East Corporation, et al., HCAR No. 27224 (Aug. 31, 2000). See also NIPSCO, HCAR No. 26975 (Feb. 10, 1999) (authorizing holding company with operating company in Indiana to acquire a gas utility in Massachusetts where the gas utilities in each state received significant amounts of gas from the same supply basin).

     Section 2(a)(29)(B) specifically contemplates that "gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region." Moreover, in considering whether an "area or region" is so large as to impair "the advantages of localized management, efficient operation, and the effectiveness of regulation," the Commission must consider the "state of the art" in the industry. Both the Commission's precedent and the "state of the art" in the natural gas industry lead to the conclusion that, with the RG&E gas system included, Energy East's gas utility system will operate as a coordinated system confined in its operation to a single area or region because the Energy East and RG&E systems will derive almost all of their natural gas from a common source of supply.

     The Act, the Commission's orders and rulings, and the Commission staff's no-action letters do not provide a definition as to what constitutes a "common source of supply." Historically, in determining whether two gas companies share a "common source of supply," the Commission has looked to such issues as from whom the distribution companies within the system receive a significant portion of their gas supply.(92) The Commission has also considered both purchases of gas from a common pipeline, (93) as well as from different pipelines when the gas originates from the same gas field.(94) Since the time of most of these decisions, the state of the art in the industry has developed to allow efficient operation of systems whose gas supplies derive from many sources within the supply regions or markets.

     Following consummation of the Merger, the NYSEG, CNGC, Maine Gas, Southern Connecticut Gas, Berkshire Gas and RG&E gas facilities will derive substantially all of their gas from a common source of supply under Section 2(a)(29)(B). NYSEG receives approximately 56% of its gas supply from the Texas and Louisiana Basins and approximately 32% of its gas supply from the Western Canadian Sedimentary Basin, which together account for over 88% of NYSEG's gas supply. In addition, over 59% of NYSEG's total transportation capacity requirements are carried on the Dominion Transmission, Empire State, Texas Gas Transmission and TransCanada pipelines. Southern Connecticut


--------------------------------
92 See, e.g., In the Matter of Philadelphia Company and Standard Power and Light Co., HCAR No. 8242 (1948) ("most of the gas used by these companies in their operations is obtained from common sources of supply"); Consolidated Natural Gas Co., HCAR No. 25040 (1990) (finding integrated system where each company derived natural gas from two transmission companies, although one such company also received gas from other sources).

93 In the Matter of the North American Co., HCAR No. 10320 (1950) (finding Panhandle Eastern pipeline to be a common source of supply).

94 See In the Matter of Central Power Company and Northwestern Public Service Co., HCAR No. 2471 (1941), in which the Commission declared an integrated system to exist where two entities purchase from different pipeline companies since "both pipelines run out of the Otis field, side by side, and are interconnected at various points in their transmission system; and that they are within two miles of each other at Kearney."

Gas receives approximately 64% of its gas supply from the Texas and Louisiana Basins and approximately 35% of its gas supply from the Western Canadian Sedimentary Basin, which together account for 99% of Southern Connecticut Gas's gas supply. In addition, nearly all of Southern Connecticut Gas's total transportation capacity requirements from each of the basins mentioned above are carried on the Tennessee, Iroquois, Algonquin and Texas Eastern pipelines. With regard to CTG Resources' gas subsidiary, CNGC, approximately 78% of CNGC's gas supply is received from the Texas and Louisiana basins, and approximately 21% of its gas supply is received from the Western Canadian Sedimentary Basin, which together account for over 99% of CNGC's gas supply. Nearly all of CNGC's total transportation capacity requirements are carried on the Tennessee, Iroquois, Algonquin, and Texas Eastern pipelines. With regard to Maine Gas, approximately 100% of Maine Gas's gas supply is currently received from the Portland Natural Gas Transmission System ("PNGTS") pipeline, which is interconnected with the TransCanada Pipeline, carrying Western Canadian Sedimentary Basin gas. When fully developed, Maine Gas will continue to receive at least 50% of its gas supply from the Western Canadian Sedimentary Basin through the TransCanada Pipeline and the PNGTS pipeline. With regard to Berkshire Energy's gas subsidiary, Berkshire Gas, approximately 92% of Berkshire Gas's gas supply is received from the Texas and Louisiana basins, and approximately 3% of its gas supply is received from the Western Canadian Sedimentary Basin, which together account for 95% of Berkshire Gas's gas supply. One hundred percent of Berkshire Gas's total transportation capacity requirements are carried on the Tennessee pipeline. RG&E receives approximately 10% of its gas supply from the Texas and Louisiana Basins, 30% of its gas supply from the Southpoint market area and approximately 60% of its gas supply from the Western Canadian Sedimentary Basin, which together account for 100% of RG&E's supply. In addition, nearly all of RG&E's total transportation capacity requirements are carried on the Dominion
Transmission, Empire State, Texas Gas Transmission and TransCanada pipelines.(95)

     In addition, Sable Island gas supply from offshore Nova Scotia via the newly constructed Maritimes & Northeast Pipeline will be available to all Energy East gas affiliates via the Tennessee Gas Pipeline, which connects to the Maritimes & Northeast Pipeline at Dracut, Massachusetts. It is anticipated that, as Sable Island is developed, the Energy East gas facilities will draw a growing percentage of supplies from this important new supply basin.

     It is also anticipated that other new sources of natural gas for northeast U.S. markets may become generally available to Energy East system utility companies. Additional liquefied natural gas supplies from new production facilities in the Caribbean Basin will arrive at Distrigas of Massachusetts terminal in Everett, Massachusetts, through Distrigas's expansion of its vaporization and compression capabilities.

     Purchases from and through a common pipeline, as well as purchases from a common gas field, have been found to satisfy the "common source of supply" requirement of Section 2(a)(29)(B) of the Act.(96) There is thus substantial evidence that the Energy East gas


--------------------------------
95 RG&E also holds transportation capacity on ANR Pipeline Company, Great Lakes Transmission Company, L.P. and TransContinental Gas Pipeline. Such capacity has been released to other shippers for terms ranging from three to eight years.

96  See, e.g., NIPSCO, supra.

facilities will share a common source of supply with RG&E for a significant amount of their respective gas supplies.

     Any determination of the appropriate size of the area or region calls for consideration of the "state of the art" in the gas industry. In this regard, the "state of the art" in the gas industry continues to evolve and change, primarily as a result of decontrol of wellhead prices, the continuing development of an integrated national gas transportation network, the construction of new pipeline capacity, the emergence of marketers and brokers, and the "un-bundling" of the commodity and transportation functions of pipelines and local distribution companies in response to various FERC and state initiatives.(97) Of particular importance has been the development, evolution and operation of market centers, trading hubs, and pooling areas. Today, trading activity conducted at market centers and trading hubs play an increasingly vital role in the overall management of the assets in a gas portfolio (supply, transportation and storage).

     As a result of these developments, coordination of the operations of two non-contiguous gas companies is no longer dependent solely upon having contractual capacity on the same interstate pipelines, so long as the two companies both have access to one or more common market centers or trading hubs. Importantly, these developments in the state of the art in the gas industry now allow gas distribution companies operating in a much larger area or region of the country to realize operating economies and efficiencies from coordinated operation that were once thought to be achievable only by contiguous or nearly contiguous gas companies supplied by the same interstate pipelines.(98)

     As indicated above, because NYSEG, RG&E, Southern Connecticut Gas, CNGC, Maine Gas and Berkshire Gas will potentially share access through their respective pipeline transporters to industry-recognized market and supply area hubs, they will have the enhanced ability to physically coordinate and manage their portfolios of supply, transportation and storage and to support, if necessary, the underlying physical side of various financial derivatives as a means of managing price volatility.

                        (iii) Section 2(a)(29)(B):  System size from perspective
                              of "the advantages of local management, efficient operation and the effectiveness of regulation."

     The integrated gas system to be formed by the combination of the Energy East gas facilities with RG&E will not be "so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation and the effectiveness of regulation." Although RG&E gas supply personnel will report to an officer of Energy East, RG&E will retain gas supply personnel in Rochester, New York. Further, RG&E's affiliation with Energy East is expected to result in economies and efficiencies, as discussed in more detail below.


--------------------------------
97  Id.; 1995 Report at 29-31.

98  See, e.g., New Century Energies, Inc., supra.

     Finally, the Merger will not have an adverse effect upon effective regulation. Following the Merger, RG&E will remain subject to regulation by the NYPSC. Accordingly, the Commission should find that the size requirements of
Section  2(a)(29)(B)  of  the  Act  are  satisfied.

     For all of the above reasons, the combined gas operations of Energy East and RG&E will constitute a single integrated gas utility system.

          4.     Economies and Efficiencies from the Merger (Section 10(c)(2))
                 -------------------------------------------------------------

     As discussed above, Section 10(c)(2) requires that the Commission approve a proposed transaction if it will serve the public interest by tending toward the economical and efficient development of an integrated public utility system. Through the Merger, the Companies will create an entity that is well situated to compete effectively in an increasingly active market. The efficiencies and economies brought about through the Merger, and described in more detail below, thereby serve the public interest, as required by Section 10(c)(2) of the Act.

     Although many of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met.(99) Furthermore,
Section 10(c)(2) of the Act does not require that the future savings be large in relation to the gross revenues of the companies involved.(100) In addition, some potential benefits cannot be precisely estimated; nevertheless they should be considered.(101) The Companies believe that the Merger will provide significant financial and organizational advantages and, as a result, the potential for substantial economies and efficiencies should be found to meet the standard of
Section  10(c)(2)  of  the  Act.

     The Companies have identified the following areas in which the merged Company may achieve savings: growth margin, gas supply, labor, administrative and general expenses, and non-fuel purchasing economies. The Companies estimate total cost savings resulting from the Merger at approximately $50 million per year, with an anticipated total of approximately $533 million of estimated net cost savings over the ten-year period 2002-2011. (This total figure has been adjusted to reflect approximately $167 million of out-of-pocket costs to be incurred to achieve these savings and approximately $93 million of cost-cutting measures by the Companies prior to the Merger.)


--------------------------------
99  See  American  Electric  Power  Co.,  46  S.E.C. 1299,  1320-1321  (1978).

100  See  American  Natural  Gas  Co.,  43  S.E.C.  203  at  208  (1966).

101 "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corp., HCAR No. 24073 (Apr. 29, 1986) (citation omitted); see also In Re Consolidated Edison, Inc., HCAR No. 27021 (May 13, 1999); National Grid Group PLC, HCAR No. 27154 (Mar. 15, 2000).

     The Companies have undertaken a study of the economies and efficiencies resulting from the Merger. That study, performed by Mr. Thomas J. Flaherty of Deloitte Consulting L.P., describes the categories and levels of Merger-related cost savings that are anticipated to result from the Merger. Mr. Flaherty's affidavit also describes the process by which the categories and quantifications were derived. Mr. Flaherty's affidavit is attached as Appendix E to the NYPSC Merger Application, Exhibit D-3. The Companies have identified areas where joint management, coordination and/or consolidation should enable the Companies to achieve synergies. As stated previously, synergies would result from elimination of duplicative corporate, administrative and technical support staffing. In addition, synergies are expected to result from greater efficiencies in corporate and administrative programs, purchasing economics (nonfuel), energy sourcing savings and gas supply savings.

     Mr. Flaherty's estimates of cost savings were developed on a nominal cost basis over a ten-year period from January 1, 2002 to December 31, 2011. This provides a long-term view of attainable savings. Although the cost savings estimated for the ten-year period generally will continue into future periods, estimates of cost savings are presented in nominal dollars and are limited to the first ten years following the Merger.

     Savings estimates reflect those areas where the total level of costs can be affected by actions of management that are the direct result of the combination of NYSEG and RG&E. These savings areas are derived from the operational synergies that are created by integration of two previously independent operations. The cost savings related to the integration of common functions of the Companies are predicated upon operating the Companies under common management, where appropriate and practical. These savings areas would typically flow from either cost reduction or avoidance of parallel expenditures.

     As detailed in Mr. Flaherty's affidavit, there are four primary categories of cost savings that have been quantified.

     - Staffing - Position reductions related to redundancies associated with corporate, administrative and technical support functions are categorized as Corporate Staffing, and position reductions related to redundancies associated with operations related to the distribution business are categorized as Operations Support Staffing. The Companies estimate that the total cost savings from Corporate Staffing reductions for the ten-year period ending December 31, 2011 are estimated at $204.3 million.
          Savings derived from Operations Support Staffing reductions are estimated to total $87.1 million for the same ten-year period.

     - Corporate and Administrative programs - This category includes reductions in nonlabor programs and expenses, such as insurance and shareholder services, resulting from economies of scale and cost avoidance. The Companies estimate that savings in this area over the ten-year period will amount to approximately $304.5 million, with the greatest savings to be achieved through consolidation of information technology ("IT") departments and avoidance of redundant new IT systems development.

     - Purchasing Economies (nonfuel) - Savings will also be achieved through aggregation of materials and supplies volumes and services contracts to increase purchasing power and to reduce required reorder volumes and associated carrying costs. The Companies estimate that the savings in this area over the ten-year period will amount to approximately $63.4 million.

     - Energy Supply - Energy Sourcing savings are driven by consolidating system operations to achieve benefits from the amount of load shifted to baseload from peaking and intermediate cycling as a result of noncoincidental peaks between the companies. This increase in the mix of baseload within the overall supply portfolio provides estimated savings of $102.1 million over ten years. Gas supply savings are derived from combining the gas supply portfolio to eliminate unnecessary capacity redundancies and achieve greater purchasing leverage in the marketplace. Savings on the gas portfolio is available through pipeline capacity release in the early years and non-renewal in later years for a ten-year total savings of $77.2 million.

     Cost savings initiatives which were already planned prior to the Merger were subtracted from the gross savings estimates because there would be some overlap between these initiatives and identified cost savings resulting from the Merger. These ongoing or future initiatives will contribute to lower total costs to customers. The Merger thus allows the Companies to achieve additional cost savings opportunities beyond those previously identified.

     The total estimated cost savings identified from the Merger over the first ten years after the Merger, after being adjusted for costs-to-achieve and premerger initiatives, are approximately $533 million.

     The geographical locations of the respective electric energy service territories of NYSEG and RG&E, which operate in the same ISO, provide an opportunity to integrate their electric utility operations efficiently. The combined system can be operated as a single, larger cohesive system, with virtually no modification needed with respect to existing transmission facilities. As the structure of the electric utility industry continues to evolve, the marketplace will create additional opportunities for the Companies to create value through integrated operations and increased efficiencies. Moreover, since electric demand in NYSEG's service area peaks in the winter, while RG&E's peak occurs during the summer, together the Companies will have a higher annual electric load factor than either would have separately, which can provide advantages in the purchase of power and the utilization of generation assets.

     The Companies believe that their combination offers significant strategic and financial benefits to each company and shareholders, as well as to each company's respective employees and customers. These benefits include, among others: (i) maintenance of competitive rates that will improve the combined entity's ability to meet the challenges of the increasingly competitive environment in both the electric and gas utility industry, (ii) over time, a reduction in operating costs and expenditures resulting from integration of corporate and administrative functions, including limiting duplicative capital expenditures for administrative and customer service programs and information systems, and savings in areas such as outside legal, audit and consulting fees,
(iii) greater purchasing power for gas supply and for items such as transportation services and operational goods and services, (iv) enhanced opportunities for expansion into non-utility businesses, (v) expanded management resources and ability to select leadership from a larger and more diverse management pool, and (vi) a financially stronger company that, through the use of the combined capital, management, and technical expertise of each Company, will be able to achieve greater financial stability and strength and greater opportunities for earnings growth, reduction of operating costs, efficiencies of operation, better use of facilities for the benefit of customers, improved ability to use new technologies, greater retail and industrial sales diversity, improved capability to compete in wholesale power markets and joint management and optimization of their respective portfolios of gas supply, transportation and storage assets. The Applicants believe that over time the Merger will generate efficiencies and economies which would not be available to the separate companies absent the Merger and which will enable post-Merger Energy East to continue to be a low-cost competitor in the marketplace.

     In addition to the benefits described above, there are other benefits which, while presently difficult to quantify, are nonetheless substantial. These other benefits include:

     - Increased Scale -- As competition intensifies within the gas and electric industry, the Companies believe scale will be one dimension that will contribute to overall business success. Scale has importance in many areas, including utility operations, product development, advertising and corporate services. The Merger is expected to improve the profitability of the combined company by adding approximately
          642,000 customers to Energy East's existing customer base and providing increased economies of scale in all of these areas.

     - Competitive Prices and Services -- Sales to industrial, large commercial and wholesale customers are considered to be at greatest near-term risk as a result of increased competition in the electric utility industry. The Merger will enable Energy East to meet the challenges of the increased competition and will create operating efficiencies through which Energy East will be able to provide more competitive prices to customers.

     - More Balanced Customer Base -- The Merger will create a larger company with a more diverse customer base. This should reduce post-Merger Energy East's exposure to adverse changes in any sector's economic and competitive conditions.

     - Financial Flexibility -- By creating a company with a larger market capitalization than had been previously experienced by any of the Companies considered on an individual basis, the Merger should improve Energy East's overall credit quality and liquidity of the securities and therefore improve Energy East's ability to fund continued growth.

     - Regional Platform for Growth -- The combination of Energy East and RGS will create a regional platform for growth in the northeastern United States. Energy East plans to expand relationships with existing customers and to develop relationships with new customers in the region. Energy East will use its combined distribution channels to market a portfolio of energy-related products throughout the region and will follow regional relationships to other geographical areas.

     - Safety Benefits -- Among the short-term safety benefits anticipated from the Merger are: improved, more efficient safety operations; enhanced emergency management for both gas and electric operations; improved efficiency of tree trimming operations;

          improved management of contractor resources; and consolidation of call center operations to address emergency situations.

     - Reliability -- Reliability can also be enhanced with the integration of regional operations. The increased efficiencies gained through optimal work crew deployment will result in more rapid restoration of service following interruptions. In particular, emergency operations, resulting from widespread outages due to storms or other events, will be supported by the availability of a larger pool of resources. These additional resources, trained and activated according to a common Emergency Plan, will effect restoration of service more quickly and efficiently. Over the longer term, NYSEG and RG&E expect to be able to coordinate infrastructure improvements across franchise lines, with a potential reduction in capital needs. The utilities also anticipate greater integration of territorial operations, including offices and crew deployment, resulting in less travel, better response time, and improved customer service.

     For the above stated reasons, the Commission should find that the integration criteria are satisfied and approve the proposed Merger.

          5.     Retention  of  Non-Utility  Businesses
                 --------------------------------------

     As a result of the Merger, the non-utility businesses and interests of RGS will become businesses and interests of Energy East. The total assets of all non-utility investments of RGS as of December 31, 2001, totaled approximately $58 million.

     Corporate charts showing the subsidiaries, including non-utility subsidiaries, of RGS are filed as Exhibit E-3. A corporate chart showing the projected arrangement of these subsidiaries under post-Merger Energy East immediately after consummation of the Merger is filed as Exhibit E-4.

     Section 11(b)(1) generally limits a registered holding company to retain "such other businesses as are reasonably incidental, or economically necessary or appropriate, to the operations of [an] integrated public utility system." Although the Commission has traditionally interpreted this provision to require an operating or "functional" relationship between the non-utility activity and the system's core utility business, in its recent release promulgating Rule 58,(102) the Commission stated that it "has sought to respond to developments in the industry by expanding its concept of a functional relationship." The
Commission added "that various considerations, including developments in the industry, the Commission's familiarity with the particular non-utility activities at issue, the absence of significant risks inherent in the particular venture, the specific protections provided for consumers and the absence of objections by the relevant state regulators, made it unnecessary to adhere rigidly to the types of administrative


--------------------------------
102 Exemption of Acquisition by Registered Public-Utility Holding Companies of Securities of Non-utility Companies Engaged in Certain Energy-related and Gas-related Activities, HCAR No. 26667 (Feb. 14, 1997) ("Rule 58").

measures" used in the past. Furthermore, in the 1995 Report, the SEC Staff recommended that the Commission replace the use of bright-line limitations with a more flexible standard that would take into account the risks inherent in the particular venture and the specific protections provided for consumers.(103)

     With certain minor exceptions, the Commission determined that Energy East's existing non-utility subsidiaries could be retained by Energy East once it had registered as a public utility holding company.(104) Energy East seeks authorization to retain the non-utility subsidiaries of RGS. The new non-utility business interests that post-Merger Energy East will directly or indirectly hold as a result of the Merger all meet the Commission's standards for retention.

     The existing direct and indirect non-utility business interests of RGS fall within the ambit of Rule 58 or are otherwise functionally related to the utility business of the registered holding company and justifiable under Commission precedent. Exhibit H-2, filed herewith, contains a listing of all the non-utility subsidiaries that Energy East will hold directly or indirectly as a result of the Merger, and sets forth the basis for their retention by Energy East after the Merger.

     The exemption provided under Rule 58 will be available only if the aggregate investment by the registered holding company and its subsidiaries in energy-related companies does not exceed the greater of $50 million or 15% of consolidated capitalization. Consistent with the Commission's decisions in CP&L Energy, Inc.,(105) investments made by RGS prior to the effective date of the Merger should not count in the calculation of the 15% limit for purposes of Rule
58. Such exclusion is appropriate in view of the fact that at the time of the investments RGS was not subject to the restrictions that Section 11(b)(1) of the Act and the relevant precedents place upon the non-utility investments of registered system companies.(106) All additional investments made by RGS in energy-related companies subsequent to the effective date of the Merger would, of course, be included in the 15% test.

--------------------------------
103 1995 Report at 81-87, 91-92. In the CMP Order, supra note 5, the Commission granted Energy East's request that the Commission reserve jurisdiction for nine months, pending completion of the record, over the retainability of Union Water-Power Company's ownership of certain real estate, pursuant to Section 11(b) of the Act. Subsequently, on July 12, 2001, the Commission extended from May 31, 2001, to November 30, 2001, the deadline for Energy East to comply with its commitment to complete the record on this issue. On November 27, 2001, in File No. 70-09569, Energy East submitted its Post-Effective Amendment No. 4 to its Form U-1, seeking Commission authorization of the retention of certain real estate. That request is currently pending before the Commission.

104  Energy  East  Corporation,  et al.,  HCAR  No.  27224  (Aug. 31, 2000).

105 HCAR No. 27284 (Nov. 27, 2000). See also SCANA Corp., HCAR No. 27133 (Feb. 9, 2000); Conectiv, Inc., HCAR No. 26832 (Feb. 25, 1998).

106  Id.

     This filing is also subject to Rules 53 and 54.(107) Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of financing the acquisition of an EWG, or to guaranty the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through ((b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met here.

     First, Rule 53(a)(1) limits a registered holding company's financing of investments in EWGs if that holding company's "aggregate investment" in EWGs and FUCOs exceeds 50% of its "consolidated retained earnings." Immediately following the Merger, Energy East's "aggregate investment" in EWGs and FUCOs will be approximately $29 million, or approximately 3% of Energy East's "consolidated retained earnings" at December 31, 2001 (approximately $998 million).

     Second, Energy East has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2) concerning affiliated EWGs and FUCOs. Specifically, Energy East will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Energy East will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

     Third, as required by Rule 53(a)(3), no more than 2% of the employees of the Energy East Utility Subsidiaries and RG&E will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

     Finally, Energy East states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

D.   SECTION  10(F)

     Section  10(f)  provides  that:

     The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect to such acquisition have been
--------------------------------
107  17 C.F.R. Sec. 250.53 and Sec. 250.54.

     complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section  11.

As described in Item 4 of this Application/Declaration, and as evidenced by the petition to the NYPSC requesting authorization to carry out the Merger, and the NYPSC Order, Energy East intends to comply with all applicable state laws related to the proposed transaction.

E.   POST-MERGER  CORPORATE  STRUCTURE:  INTERMEDIATE  HOLDING  COMPANY

     Section 11(b)(2) of the Act requires the Commission to ensure that "the corporate structure or continued existence of any company in the holding company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of the holding company system." Section 11(b)(2) also directs the Commission to require each registered system company "to take such action as the Commission shall find necessary in order that such holding company shall cease to be a holding company with respect to each of its subsidiary companies which itself has a subsidiary company which is a holding company." Section 11(b)(2) was directed at abuses facilitated by the pyramiding of holding company groups that involved the diffusion of control and creation of different classes of debt or stock with unequal voting rights.(108)

     In this Application/Declaration, Energy East proposes to retain RGS as a direct subsidiary of Energy East. RGS would own all of the voting securities of NYSEG and RG&E, Energy East's two New York utilities, as well as the non-utility subsidiaries currently owned by RGS.(109) The continued existence of RGS as an intermediate holding company will not unduly complicate Energy East's capital structure or implicate the abuses that Section 11(b)(2) of the Act was intended to prevent. Energy East management believes that providing a corporate organization that puts the New York utility operations under one corporate roof will provide for management focus on the issues that are unique to that state, thus enabling better integration and efficient development of the business. In addition, their continued existence will preserve certain structural and financial benefits that have already been achieved by RGS, and will help to preser ve favorable tax attributes that would be lost if such continued existence were eliminated.(110) Also, as discussed below, the Companies request that the Commission find that RGS is exempt under Section 3(a)(1) of the Act. Exempt status will enable RGS to comply with the terms of existing securities issuances without the need for additional approvals. Energy East represents that RGS will not engage in any transaction in which a registered holding company could not engage unless approved by the Commission, thus limiting the activities of RGS in this area to previously-existing financings.


--------------------------------
108 See, e.g., National Grid Group plc, HCAR No. 27154 (Mar. 15, 2000) ("National Grid").

109 These include Energetix, Inc. and RGS Development Corporation. See Exhibit H-2.

110 See Memorandum Analyzing Potential Holding Company Tax benefits, filed confidentially as Exhibit K-1 hereto.

     In its prior approval of Energy East's acquisitions of CMP Group, Connecticut Energy, and Berkshire Energy, for the same reasons as those set forth above, the Commission permitted Energy East to retain these companies, as well as CTG Resources and Energy East Enterprises as intermediate holding companies. The Commission found that the continued existence of these intermediate holding companies will not serve as a means by which Energy East seeks to diffuse control; rather, they will be maintained to help Energy East capture economic efficiencies that might otherwise be lost.(111) Citing its prior holding in National Grid, plc.,(112) the Commission further found it appropriate to "look through" these intermediate holding companies for purposes of the analysis under Section 11(b)(2) of the Act and concluded that it was not necessary to ensure that the corporate structure of the post-merger system or continued existence of any system company "does not unduly or unnecessarily complicate the structure of the Energy East system." For those same reasons, the Companies request that the Commission so find with respect to the retention of RGS as an intermediate holding company.

     The Companies further note that in the Commission's recent decision approving Exelon Corporation's ("Exelon") acquisition of PECO Energy Company ("PECO"), Exelon requested, among other things, Commission authorization for the formation of two intermediate holding companies. One, Exelon Ventures Company ("Ventures"), would own Exelon Enterprises Company, LLC ("Enterprises"). Enterprises would hold the non-utility investments of the merging companies, as well as the voting interests in Exelon Generation Company, LLC ("Genco"), which would own the generating assets of the merging companies. The other intermediate holding company, Exelon Energy Delivery Company ("Delivery"), would own all of the voting securities of PECO and Commonwealth Edison Company ("ComEd"); these utilities would own only transmission and distribution assets.

     The Commission found that the formation of Ventures was necessary to achieve a simple corporate structure while minimizing federal and state income effects of combining the nonutility businesses of Unicom and PECO. While there were no similar tax concerns relating to Delivery, the Commission cited the "desirability of [applicant's] separating its regulated 'wires' business from its non-state-regulated utility (Genco) and its nonutility businesses
(Enterprises)"(113) and permitted Exelon to establish Delivery as an intermediate holding company.

     Just as Exelon relied on an intermediate holding company to hold its PECO and ComEd interests, the Companies similarly have determined that management of Energy East's New York operations will be accomplished most efficiently by maintaining RGS as an intermediate holding company over NYSEG and RG&E. The costs associated with maintaining RGS as an intermediate holding company are minimal, and it is not contemplated that RGS will have any operational function. As in Exelon, the Commission should approve the continued existence of RGS.

--------------------------------
111  Energy  East,  slip  op.  at  36.

112  National  Grid,  supra.

113  Exelon  Corporation,  HCAR  No.  35-27256  (Oct. 19, 2000)  ("Exelon").

     Additionally, the Companies seek an order from the Commission under Section 3(a)(1) of the Act granting RGS an exemption from all provisions of the Act except Section 9(a)(2). As a result of the interposition of RGS between Energy East and RG&E, Energy East will be a holding company with respect to a subsidiary that is a holding company subsidiary. Section 3(a)(1) of the Act, along with Rule 2 of the Commission's regulations,(114) provides an exemption from all provisions of the Act, except for Section 9(a)(2) thereof, for holding companies that are predominantly intrastate in character and carry on their business substantially in a single state. All of RG&E's utility business is carried on in the State of New York, the same state in which NYSEG carries out all of its utility business. At such time as Energy East transfers all of NYSEG's common stock to RGS, the combined utility operations will all take place in the State of New York, making the 3(a)(1) exemption for RGS applicable.

ITEM  4.     REGULATORY  APPROVALS

     Set forth below is a summary of the regulatory approvals that Energy East has obtained in connection with the Merger.

A.   ANTITRUST

     The HSR Act and the rules and regulations thereunder provide that certain transactions (including the Merger) may not be consummated until certain information has been submitted to the DOJ and FTC and the specified HSR Act waiting period requirements have been satisfied. Energy East and RGS have submitted the necessary Notification and Report Forms and all required information to the DOJ and FTC, and the waiting period expired at 11:59 pm on October 15, 2001.

     If the Merger is not consummated within twelve months after the expiration of the HSR Act waiting period, Energy East and RGS would be required to submit new information to the DOJ and the FTC, and a new HSR Act waiting period would have to expire or be earlier terminated before the Merger could be consummated.

B.   FEDERAL  POWER  ACT

     Section 203 of the Federal Power Act as amended provides that no public utility shall sell or otherwise dispose of its jurisdictional facilities or directly or indirectly merge or consolidate such facilities with those of any other person or acquire any security of any other public utility, without first having obtained authorization from the FERC. Energy East and RGS submitted a joint application for approval of the Merger to the FERC on May 9, 2001, see Exhibit D-1, and the FERC approved the Merger on September 26, 2001, see Exhibit D-2.

--------------------------------
114  17  C.F.R.  Sec.  250.2.

C.   ATOMIC  ENERGY  ACT

     RG&E holds an NRC non-operating license with respect to its ownership of the Ginna nuclear plant and its interest in Nine Mile Point Nuclear Plant Unit No. 2. The Atomic Energy Act currently provides that a license may not be transferred or in any manner disposed of, directly or indirectly, to any person unless the NRC finds that such transfer is in accordance with the Atomic Energy Act and consents to the transfer. RG&E submitted an application for the necessary consent of the NRC, see Exhibit D-5, and the NRC granted its approval on December 10, 2001. See Exhibit D-6.

D.   TELECOMMUNICATIONS  ACT

     RGS has filed with the FCC for approval of the transfers of certain radio and microwave licenses. See Exhibit D-7. The FCC has approved these transfers. See Exhibit D-8.

E.   STATE  PUBLIC  UTILITY  REGULATION

     NYSEG and RG&E are subject to the jurisdiction of the NYPSC. On March 23, 2001, the Companies filed a petition with the NYPSC requesting approval of the Merger, a copy of which is included in Exhibit D-3 to this Application/Declaration. On February 27, 2002, the NYSPC issued an order approving the Merger. "Order Adopting Provisions of Joint Proposal With Modifications," Case Nos. 01-M-0404 and 01-E-0359. A copy of this order is included as Exhibit D-4.

ITEM  5.     PROCEDURE

     The Commission is respectfully requested to issue and publish the requisite notice under Rule 23 with respect to the filing of this Application/Declaration as soon as possible.

It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Merger. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM  6.     EXHIBITS  AND  FINANCIAL  STATEMENTS

A.   EXHIBITS

A-1 Restated Certificate of Incorporation of Energy East filed in the Office of the Secretary of State of the State of New York on April 23, 1998 (filed as
     Exhibit 4.1 to Energy East's Post-effective Amendment No. 1 to Registration No. 033-54155, and incorporated herein by reference).

A-2 Certificate of Amendment of the Certificate of Incorporation of Energy East filed in the Office of the Secretary of State of the State of New York on April 26, 1999 (filed as Exhibit 3.3 to Energy East's Form 10-Q for the quarter ended March 31, 1999, File No. 1-14766 and incorporated herein by reference).

A-3 By-Laws of Energy East as amended April 12, 2001, (filed as Exhibit 3-4 to Energy East's Form 10-Q for the quarter ended March 31, 2001, File No. 1-14766, and incorporated herein by reference).

A-4 Amended and Restated Certificate of Incorporation of RGS (filed as Exhibit 3 to the Registration Statement on Form S-4, Registration No. 333-59300, and incorporated herein by reference).

B-1 Agreement and Plan of Merger between Energy East and RGS (filed as Appendix A-1 to the Registration Statement on Form S-4, Registration No. 333-59300, and incorporated herein by reference).

C-1 Registration Statement of Energy East on Form S-4, including Joint Proxy Statement/Prospectus of Energy East and RGS (filed with the Commission on April 20, 2001, Registration No. 333-59300, and incorporated herein by reference).

D-1 Application of Energy East Corporation and RGS to the FERC under Section 203 of the FPA, FERC Docket No. EC01-97, dated May 9, 2001 (previously filed).

D-2 Order of the FERC in Docket No. EC01-97, dated September 26, 2001 (filed herewith).

D-3  Petition  of  Energy  East  and  RGS,  et  al. to NYPSC (previously filed).

D-4  NYPSC  Order,  dated  December  10,  2001  (filed  herewith).

D-5  Application  of  RGS  to  the  NRC  (filed  herewith).

D-6  NRC  Order  (filed  herewith).

D-7 Application of RGS to the FCC for indirect transfer of radio and microwave licenses relating to certain communications equipment (filed herewith).

D-8 FCC Order relating to transfer of radio and microwave licenses (filed herewith).
E-1 Maps for Energy East and RGS: Franchise Areas of Major Utilities in the Northeast; Energy East Electric Franchise Areas (post-Merger) (previously filed).

E-2  Energy  East  corporate  chart  (previously  filed).

E-3  RGS  corporate  chart  (previously  filed).

E-4  Energy  East  (post-Merger)  corporate  chart  (previously  filed).

E-5  Electric  and  Natural  Gas  Statistics  (previously  filed).

F-1 Preliminary opinion of Huber Lawrence & Abell, counsel to Energy East (filed herewith).

F-2 Past-tense opinion of Huber Lawrence & Abell, counsel to Energy East (to be filed by amendment).

G-1 Fairness Opinion of UBS Warburg LLC (filed as Appendix C-1 to Joint Proxy Statement/Prospectus included in Registration No. 333-59300, and incorporated herein by reference).

G-2 Fairness Opinion of Morgan Stanley & Co., Incorporated (filed as Appendix B-1 to Joint Proxy Statement/Prospectus included in Registration No. 333-59300, and incorporated herein by reference).

H-1  Energy  East's  Non-Utility  Subsidiaries  (previously  filed).

H-2  Retention  of  Non-Utility  Subsidiaries  (previously  filed).

I-1  Proposed  Form  of  Notice  (previously  filed).

J-1 Analysis of the Economic Impact of a Divestiture of the Gas Operations of Rochester Gas and Electric Corporation (previously filed).

K-1 Memorandum Analyzing Potential Intermediate Holding Company Tax Benefits (previously filed confidentially pursuant to Rule 104 of the Act).

B.   FINANCIAL  STATEMENTS

FS-1 Pre-Merger and pro forma combined condensed balance sheet of Energy East as of December 31 2001, and pre-Merger and pro forma combined condensed statement of income and statement of retained earnings of Energy East for the twelve months ended December 31, 2001 (to be filed by amendment).

FS-2 Balance sheet of RGS as of December 31, 2001, and statement of income and statement of retained earnings of RGS for the twelve months ended December 31, 2001, included in the balance sheet, statement of income and statement of retained earnings of Energy East (filed herewith as FS -1).

FS-3 Statements of income and surplus of RGS for the fiscal years ended December
     31, 2001, 2000, and 1999 (included in RGS's Form 10-K for the referenced years and incorporated herein by reference).

ITEM  7.     INFORMATION  AS  TO  ENVIRONMENTAL  EFFECTS

     The Merger neither involves a "major federal action" nor "significantly affect[s] the quality of the human environment" as those terms are used in
Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. The only federal actions related to the Merger pertain to the Commission's declaration of the effectiveness of the Joint Proxy Statement/Prospectus, Energy East's Registration Statement on Form S-4, the expiration of the applicable waiting period under the HSR Act, approval of the application filed by Energy East and RGS with the FERC under the Federal Power Act, approval of the application filed by RGS with the NRC under the Atomic Energy Act, approval of the applications filed by RGS with the FCC, and this Commission's approval of this Application/Declaration. Consummation of the Merger will not result in changes in the operations of the Companies that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.


SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Companies have duly caused this Amendment No. 1 to Form U-1 Application/Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

                                       Respectfully  submitted,


                                       -----------------------------------------
                                       Kenneth  M.  Jasinski
                                       Executive  Vice  President  and
                                         Chief  Financial  Officer
                                       Energy  East  Corporation
                                       P.O.  Box  12904
                                       Albany,  New  York  12212-2904
                                       Telephone:  (518)  434-3049


                                       /s/  Thomas  S.  Richards
                                       -----------------------------------------
                                       Thomas  S.  Richards
                                       Chairman,  President  and
                                         Chief  Executive  Officer
                                       RGS  Energy  Group,  Inc.
                                       89  East  Avenue
                                       Rochester,  New  York  14649-0002
                                       Telephone:  (716)  546-2700

May 9, 2002